UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2012

On February 6, 2013, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the three and nine months ended December 31, 2012. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated February 6, 2013, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2013. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data related to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three and nine months ended December 31, 2012 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: February 6, 2013

Financial Results Release	February 6, 2013
For the Nine Months Ended December 31, 2012	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Representative: Hiroo Unoura, President and Chief Executive Officer

Contact: Kazuhiko Nakayama, Head of IR, Finance and Accounting Department / TEL +81-3-5205-5581

Scheduled date of filing quarterly securities report: February 7, 2013

Scheduled date of dividend payments: –

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Nine Months Ended December 31, 2012 (April 1, 2012 – December 31, 2012)

Amounts are rounded off to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before income Taxes		Net Income Attributable to NTT
Nine months ended December 31, 2012	7,921,720	1.8%	993,237	(1.6)%	985,688	(2.5)%	447,326	24.5%
Nine months ended December 31, 2011	7,783,659	3.2%	1,009,423	(5.2)%	1,010,895	(2.0)%	359,200	(21.6)%

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Nine months ended December 31, 2012	367.16	(yen)	—	(yen)
Nine months ended December 31, 2011	279.29	(yen)	—	(yen)

Notes: Comprehensive income (loss) attributable to NTT:	For the nine months ended December 31, 2012: 552,010 million yen 81.5%
For the nine months ended December 31, 2011: 304,205 million yen (28.5)%

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
December 31, 2012	19,374,013	10,389,909	8,147,681	42.1%	6,805.89	(yen)
March 31, 2012	19,389,699	10,047,729	7,882,587	40.7%	6,441.26	(yen)

2.	Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2012	—	70.00	(yen)	—	70.00	(yen)	140.00	(yen)
Year Ending March 31, 2013	—	80.00	(yen)	—	—		—
Year Ending March 31, 2013 (Forecasts)	—	—		—	80.00	(yen)	160.00	(yen)

Note: Change in forecasts of dividends during the nine months ended December 31, 2012: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2013 (April 1, 2012 – March 31, 2013)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2013	10,810,000	2.9%	1,200,000	(1.9)%	1,170,000	(5.6)%	530,000	13.3%	437.23	(yen	)

Notes:	1.	Percentages above represent changes from the previous period.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2013 during the three months ended December 31, 2012: No

4.	Others

(1)	Change in significant consolidated subsidiaries during the nine months ended December 31, 2012, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

Note: This refers to the application of simplified or exceptional accounting for quarterly consolidated financial statements.

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

i.	Change due to revision of accounting standards and other regulations: Yes

ii.	Others: None
(For further details, please see “Others” on page 9.)

(4)	Number of shares outstanding (common stock)

i. Number of shares outstanding (including treasury stock):

December 31, 2012 : 1,323,197,235 shares

March 31, 2012 : 1,323,197,235 shares

ii. Number of treasury stock:

December 31, 2012 : 126,045,465 shares

March 31, 2012 : 99,431,812 shares

iii. Weighted average number of shares outstanding:

For the nine months ended December 31, 2012 :	1,218,330,024 shares

For the nine months ended December 31, 2011 :	1,286,105,587 shares

*	The figures for “Basic Earnings per Share Attributable to NTT” for the fiscal year ending March 31, 2013 (forecasts) are based on the assumption that NTT will buy back up to 42 million shares for up to 150 billion yen, as resolved at the board of directors’ meeting held on September 19, 2012, and make them its treasury stock.

*	Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the review process on quarterly financial statements as required by the Financial Instruments and Exchange Act had not been finished.

*	Explanation for forecasts of operation and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2013, please refer to pages 8 and 22.

On Wednesday, February 6, 2013, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1. Qualitative Information

(1) Qualitative Information Relating to Consolidated Business Results

i.	Consolidated results

Nine-Month Period Ended December 31, 2012 (April 1, 2012 – December 31, 2012)

	(Billions of yen)
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012	Change	Percent Change
Operating revenues	7,783.7	7,921.7	138.1	1.8%
Operating expenses	6,774.2	6,928.5	154.2	2.3%
Operating income	1,009.4	993.2	(16.2)	(1.6)%
Income before income taxes and equity in earnings (losses) of affiliated companies	1,010.9	985.7	(25.2)	(2.5)%
Net income attributable to NTT	359.2	447.3	88.1	24.5%

During the nine months ended December 31, 2012, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Management Strategy adopted in May 2008, entitled “Road to Service Creation Business Group.”

In November 2012, NTT Group released “Towards the Next Stage,” its approach to establishing a road map for the future recovery and growth of its business performance. NTT Group intends to realize growth and transformation of NTT Group as a whole by making “Global Cloud Services” the cornerstone of NTT Group’s business operations going forward. Further, NTT Group intends to comprehensively strengthen its competitiveness by streamlining its existing “Network Services.” Through such efforts, NTT Group will work to achieve an increase in earnings per share attributable to NTT (“EPS”) of 60% or more by the fiscal year ending March 31, 2016, compared with the fiscal year ended March 31, 2012. NTT Group aims to become the “valued partner” that customers continue to select, by seeking to grow and transforming itself in response to the drastically changing information and telecommunications market.

Broadband Services

In the fixed communications field, NTT Group continued to take measures to expand the use of its “FLET’S Hikari” services and to improve its customer support services. In the East Japan region, NTT Group began offering “Omoikkiri Wari,” a program designed to promote new subscriptions, while in the West Japan region, NTT Group began offering “Hikari Motto Motto Wari,” a program designed to promote long-term continuous use.

In the mobile communications field, NTT Group offered 40 mobile phone models, many of which are compatible with the “Xi” (read “Crossy”) LTE Service or “NOTTV,” and worked to improve and expand its handset lineup. NTT Group also started providing “Xi Pake-hodai Light,” a new flat-rate “Xi” data communication service, as well as “Xi Data Plan Light Ninen” and “Xi Data Plan Light,” which are new flat-rate billing plans exclusively for Xi data communication.

Upper Layer Services / Solutions Business

With respect to upper layer services, NTT Group made efforts to enhance its service menu for cloud services. Specifically, NTT Group worked to expand its content and introduced new easy-to-use online shopping “dshopping” services, which offer a content market known as “dmarket” through smartphones and tablet devices. In addition, NTT Group launched “Biz Desktop Pro Enterprise,” a cloud-based virtual desktop service which enables customers to use the same desktop environment as at the office, from anywhere and at anytime, on various devices such as PCs, smartphones and tablet devices.

Global Businesses

To expand NTT Group’s global operations and enhance its cloud services, NTT Group acquired all of the shares of Centerstance, Inc., a U.S.-based company that supports cloud migration, making it a wholly-owned subsidiary (“NTT Centerstance, Inc.”). Through close collaboration between NTT Centerstance, Inc. and each of NTT Group’s group companies, NTT Group has established a structure that enables the provision of one-stop management of its customers’ information and telecommunications environments. In addition, in order to enhance its ability to provide services to both Japanese and local companies doing business overseas, NTT Group established several overseas branch offices in Asia. In particular, in Myanmar, which is increasingly making its presence felt as a new market since its transition to a civilian government, NTT Group became the first foreign telecommunications carrier to establish a branch office in Yangon, Myanmar’s largest city. NTT Group also became the first foreign telecommunications carrier to receive a license necessary for providing telecommunication services in Vietnam, and launched a data network service for corporate customers to provide inter-office connections within that country.

As a result of these efforts, NTT Group’s consolidated operating revenues for the nine-month period ended December 31, 2012 were ¥7,921.7 billion (an increase of 1.8% from the same period of the previous fiscal year), consolidated operating expenses were ¥6,928.5 billion (an increase of 2.3% from the same period of the previous fiscal year), consolidated operating income was ¥993.2 billion (a decrease of 1.6% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥985.7 billion (a decrease of 2.5% from the same period of the previous fiscal year), and consolidated net income attributable to NTT was ¥447.3 billion (an increase of 24.5% from the same period of the previous fiscal year).

Note:	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

ii.	Segment results

Results by business segment are as follows.

•	Regional Communications Business Segment

Nine-Month Period Ended December 31, 2012 (April 1, 2012 – December 31, 2012)

	(Billions of yen)
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012	Change	Percent Change
Operating revenues	2,794.8	2,710.9	(83.8)	(3.0)%
Operating expenses	2,720.2	2,633.5	(86.7)	(3.2)%
Operating income	74.6	77.5	2.9	3.9%

Consolidated operating revenues for the nine-month period ended December 31, 2012 were ¥2,710.9 billion (a decrease of 3.0% from the same period of the previous fiscal year) due to the slowdown in the increase of “FLET’S Hikari” subscriptions. As a result, the increase in IP/packet communications revenues was unable to offset the decline in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions. On the other hand, consolidated operating expenses fell to ¥2,633.5 billion (a decrease of 3.2% from the same period of the previous fiscal year) due to a decrease in personnel expenses as a result of a decline in the number of employees and other factors, including a decrease in cost of services and equipment sold, and selling, general and administrative expenses. As a result, consolidated operating income for the nine-month period ended December 31, 2012 was ¥77.5 billion (an increase of 3.9% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2012	As of December 31, 2012	Change	Percent Change
FLET’S Hikari(1)	16,564	17,162	598	3.6%
NTT East	9,353	9,654	301	3.2%
NTT West	7,211	7,508	297	4.1%
Hikari Denwa(2)	13,900	14,852	951	6.8%
NTT East	7,402	7,896	494	6.7%
NTT West	6,498	6,955	458	7.0%

Notes:	(1)	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.
	(2)	The figures for Hikari Denwa indicate number of channels (in thousands).

•	Long Distance and International Communications Business Segment

Nine-Month Period Ended December 31, 2012 (April 1, 2012 – December 31, 2012)

	(Billions of yen)
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012	Change	Percent Change
Operating revenues	1,247.9	1,228.8	(19.1)	(1.5)%
Operating expenses	1,158.1	1,125.3	(32.8)	(2.8)%
Operating income	89.9	103.5	13.7	15.2%

Consolidated operating revenues for the nine-month period ended December 31, 2012 were ¥1,228.8 billion (a decrease of 1.5% from the same period of the previous fiscal year). Although there was an increase in revenue as a result of the increase in the number of consolidated subsidiaries and video service subscriptions, operating revenues decreased due to, among other things, a decline in fixed voice related revenues. Consolidated operating expenses for the nine-month period ended December 31, 2012 decreased to ¥1,125.3 billion (a decrease of 2.8% from the same period of the previous fiscal year) due to, among other things, a decrease in cost of services and equipment sold, and selling, general and administrative expenses. As a result, consolidated operating income for the nine-month period ended December 31, 2012 was ¥103.5 billion (an increase of 15.2% from the same period of the previous fiscal year).

•	Mobile Communications Business Segment

Nine-Month Period Ended December 31, 2012 (April 1, 2012 – December 31, 2012)

	(Billions of yen)
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012	Change	Percent Change
Operating revenues	3,174.2	3,370.8	196.6	6.2%
Operating expenses	2,433.7	2,668.0	234.3	9.6%
Operating income	740.5	702.8	(37.6)	(5.1)%

Despite a decline in voice revenues due to the impacts of “Monthly Support” discount programs and a decrease in billable MOU(*1), consolidated operating revenues for the mobile communications business segment for the nine-month period ended December 31, 2012 were ¥3,370.8 billion (an increase of 6.2% from the same period of the previous fiscal year) due to an increase of IP/packet communications revenues as a result of the expansion in the number of smartphone users and an increase in communications handset sales revenues. On the other hand, despite NTT Group’s ongoing cost-cutting efforts, consolidated operating expenses for the nine-month period ended December 31, 2012 were ¥2,668.0 billion (an increase of 9.6% from the same period of the previous fiscal year) due to an increase in the costs associated with the development of operations in new business sectors(*2) and the wholesale unit prices of handsets in conjunction with the increase in smartphone sales. As a result, consolidated operating income for the nine-month period ended December 31, 2012 was ¥702.8 billion (a decrease of 5.1% from the same period of the previous fiscal year).

(*1)	MOU (Minutes Of Use): average monthly minutes of use per unit.
(*2)	The eight sectors are media and content, finance and settlement of payments, commerce, medical and healthcare, M2M (machine-to-machine), aggregation and platforms, environment and ecology and safety and security.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2012	As of December 31, 2012	Change	Percent Change
Mobile phone services	60,129	60,988	859	1.4%
FOMA*	57,905	52,310	(5,595)	(9.7)%
Xi*	2,225	8,678	6,453	290.0%
i-mode	42,321	34,909	(7,413)	(17.5)%
sp-mode	9,586	16,193	6,607	68.9%

Notes:

(1)	The numbers for mobile phone service subscriptions, FOMA service subscriptions and Xi service subscriptions include communications module service subscriptions.
(2)	Effective March 3, 2008, FOMA service subscriptions became mandatory for subscriptions to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the above numbers of mobile phone service subscriptions and FOMA service subscriptions.
*	Partial listing only.

•	Data Communications Business Segment

Nine-Month Period Ended December 31, 2012 (April 1, 2012 – December 31, 2012)

	(Billions of yen)
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012	Change	Percent Change
Operating revenues	887.9	914.2	26.4	3.0%
Operating expenses	834.2	863.9	29.7	3.6%
Operating income	53.7	50.4	(3.4)	(6.3)%

Consolidated operating revenues for the nine-month period ended December 31, 2012 were ¥914.2 billion (an increase of 3.0% from the same period of the previous fiscal year) due to, among other things, increased revenues resulting from the increase in the number of consolidated subsidiaries. Consolidated operating expenses for the nine-month period ended December 31, 2012 rose to ¥863.9 billion (an increase of 3.6% from the same period of the previous fiscal year) due to, among other things, an increase in expenses attributable to an increase in selling, general and administrative expenses caused by the increase in the number of consolidated subsidiaries. As a result, consolidated operating income for the nine-month period ended December 31, 2012 was ¥50.4 billion (a decrease of 6.3% from the same period of the previous fiscal year).

•	Other Businesses Segment

Nine-Month Period Ended December 31, 2012 (April 1, 2012 – December 31, 2012)

	(Billions of yen)
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012	Change	Percent Change
Operating revenues	762.4	867.2	104.7	13.7%
Operating expenses	722.9	817.1	94.2	13.0%
Operating income	39.5	50.1	10.6	26.8%

Consolidated operating revenues for the nine-month period ended December 31, 2012 were ¥867.2 billion (an increase of 13.7% from the same period of the previous fiscal year) due to, among other things, increased revenues in the real estate business and finance business. On the other hand, consolidated operating expenses for the nine-month period ended December 31, 2012 were ¥817.1 billion (an increase of 13.0% from the same period of the previous fiscal year) due to, among other things, an increase in revenue-linked expenses. As a result, consolidated operating income for the nine-month period ended December 31, 2012 was ¥50.1 billion (an increase of 26.8% from the same period of the previous fiscal year).

(2) Qualitative Information Relating to Consolidated Financial Position

Consolidated cash flows from operating activities for the nine-month period ended December 31, 2012 were ¥1,662.6 billion (an increase of ¥46.2 billion (2.9%) from the same period of the previous fiscal year). Cash flow increased due to, among other factors, a decrease in accounts receivable. This decrease occurred because, notwithstanding an increase in installment sales of mobile devices, the last day of the previous fiscal year was a bank holiday and the collection of telephone and other charges was carried over to the nine-month period ended December 31, 2012.

Consolidated cash flows from investing activities showed outlays of ¥1,395.7 billion (a decrease of ¥161.8 billion (10.4%) from the same period of the previous fiscal year). This decrease was due to, among other factors, a decrease in short-term investments associated with cash management activities exceeding three months in duration while capital investments increased.

Consolidated cash flows from financing activities amounted to cash outlays of ¥380.1 billion (a decrease of ¥319.6 billion (45.7%) from the same period of the previous fiscal year). This decrease was due to, among other factors, an increase in the issuance of short-term debt.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of December 31, 2012 were ¥907.1 billion, a decrease of ¥113.1 billion (11.1%) from the end of the previous fiscal year.

	(Billions of yen)
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012	Change	Percent Change
Cash flows from operating activities	1,616.4	1,662.6	46.2	2.9%
Cash flows from investing activities	(1,557.5)	(1,395.7)	161.8	10.4%
Cash flows from financing activities	(699.7)	(380.1)	319.6	45.7%

(3) Qualitative Information Relating to Consolidated Results Forecasts

There are no changes to the consolidated results forecasts for the period under review announced on November 8, 2012. For the assumptions used in the consolidated results forecasts and other related matters, please see page 22.

2. Others

(1)	Change in significant consolidated subsidiaries during the nine months ended December 31, 2012, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

Presentation of Comprehensive Income

Effective April 1, 2012, NTT Group adopted Accounting Standards Update (“ASU”) 2011-05 “Presentation of Comprehensive Income.” This ASU requires comprehensive income to be reported in either a single continuous statement or in two separate but consecutive statements reporting net income and other comprehensive income, and eliminates the option to report other comprehensive income and its components in the statement of changes in stockholder’s equity. In adopting the ASU, NTT Group implemented the two separate but consecutive statements reporting method.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2012	December 31, 2012	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥1,020,143	¥907,086	¥(113,057)
Short-term investments	306,921	171,749	(135,172)
Notes and accounts receivable, trade	2,287,986	2,241,908	(46,078)
Allowance for doubtful accounts	(48,356)	(45,201)	3,155
Accounts receivable, other	277,277	307,890	30,613
Inventories	329,373	431,380	102,007
Prepaid expenses and other current assets	315,566	387,077	71,511
Deferred income taxes	223,021	209,294	(13,727)

Total current assets	4,711,931	4,611,183	(100,748)

Property, plant and equipment:
Telecommunications equipment	14,425,252	13,903,404	(521,848)
Telecommunications service lines	14,830,873	15,040,660	209,787
Buildings and structures	5,915,743	5,963,169	47,426
Machinery, vessels and tools	1,820,648	1,855,791	35,143
Land	1,133,077	1,133,369	292
Construction in progress	363,201	359,601	(3,600)

	38,488,794	38,255,994	(232,800)
Accumulated depreciation	(28,682,438)	(28,555,734)	126,704

Net property, plant and equipment	9,806,356	9,700,260	(106,096)

Investments and other assets:
Investments in affiliated companies	543,273	400,734	(142,539)
Marketable securities and other investments	295,254	560,955	265,701
Goodwill	771,420	813,463	42,043
Software	1,344,356	1,322,425	(21,931)
Other intangibles	263,964	263,446	(518)
Other assets	863,852	979,206	115,354
Deferred income taxes	789,293	722,341	(66,952)

Total investments and other assets	4,871,412	5,062,570	191,158

Total assets	¥19,389,699	¥19,374,013	¥(15,686)

	Millions of yen
	March 31, 2012	December 31, 2012	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥83,507	¥307,151	¥223,644
Current portion of long-term debt	656,963	859,935	202,972
Accounts payable, trade	1,482,594	1,219,115	(263,479)
Current portion of obligations under capital leases	18,709	16,370	(2,339)
Accrued payroll	476,442	363,780	(112,662)
Accrued interest	9,832	9,519	(313)
Accrued taxes on income	198,281	134,207	(64,074)
Accrued consumption tax	46,255	55,232	8,977
Advances received	189,007	184,587	(4,420)
Other	332,663	353,764	21,101

Total current liabilities	3,494,253	3,503,660	9,407

Long-term liabilities:
Long-term debt	3,509,820	3,132,848	(376,972)
Obligations under capital leases	36,919	34,852	(2,067)
Liability for employees’ retirement benefits	1,534,885	1,568,796	33,911
Accrued liabilities for point programs	187,432	175,294	(12,138)
Deferred income taxes	169,591	164,357	(5,234)
Other	409,070	404,297	(4,773)

Total long-term liabilities	5,847,717	5,480,444	(367,273)

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,832,165	2,828,816	(3,349)
Retained earnings	4,888,746	5,152,518	263,772
Accumulated other comprehensive income (loss)	(357,843)	(253,159)	104,684
Treasury stock, at cost	(418,431)	(518,444)	(100,013)

Total NTT shareholders’ equity	7,882,587	8,147,681	265,094

Noncontrolling interests	2,165,142	2,242,228	77,086

Total equity	10,047,729	10,389,909	342,180

Total liabilities and equity	¥19,389,699	¥19,374,013	¥(15,686)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

NINE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2011	2012	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,469,966	¥1,333,759	¥(136,207)
Mobile voice related services	1,424,587	1,283,809	(140,778)
IP / packet communications services	2,682,218	2,837,640	155,422
Sale of telecommunication equipment	412,673	644,695	232,022
System integration	1,277,758	1,287,499	9,741
Other	516,457	534,318	17,861

	7,783,659	7,921,720	138,061

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,772,039	1,811,102	39,063
Cost of equipment sold (exclusive of items shown separately below)	542,517	649,260	106,743
Cost of system integration (exclusive of items shown separately below)	867,544	872,997	5,453
Depreciation and amortization	1,412,522	1,408,888	(3,634)
Impairment loss	130	788	658
Selling, general and administrative expenses	2,179,484	2,185,448	5,964

	6,774,236	6,928,483	154,247

Operating income	1,009,423	993,237	(16,186)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(43,111)	(41,407)	1,704
Interest income	14,751	13,283	(1,468)
Other, net	29,832	20,575	(9,257)

	1,472	(7,549)	(9,021)

Income before income taxes and equity in earnings (losses) of affiliated companies	1,010,895	985,688	(25,207)

Income tax expense (benefit):
Current	379,131	360,991	(18,140)
Deferred	122,164	17,379	(104,785)

	501,295	378,370	(122,925)

Income before equity in earnings (losses) of affiliated companies	509,600	607,318	97,718

Equity in earnings (losses) of affiliated companies	(2,127)	(7,472)	(5,345)

Net income	507,473	599,846	92,373

Less – Net income attributable to noncontrolling interests	(148,273)	(152,520)	(4,247)

Net income attributable to NTT	¥359,200	¥447,326	¥88,126

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,286,105,587	1,218,330,024
Net income attributable to NTT (Yen)	¥279.29	¥367.16

Consolidated Statements of Comprehensive Income

	Millions of yen
	2011	2012	Increase (Decrease)
Net income	¥507,473	¥599,846	¥92,373
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	4,389	78,393	74,004
Unrealized gain (loss) on derivative instruments	(7,187)	(1,664)	5,523
Foreign currency translation adjustments	(76,890)	29,601	106,491
Pension liability adjustments	6,779	11,881	5,102
Total other comprehensive income (loss)	(72,909)	118,211	191,120
Total comprehensive income (loss)	434,564	718,057	283,493
Less – Comprehensive income attributable to noncontrolling interests	(130,359)	(166,047)	(35,688)

Total comprehensive income (loss) attributable to NTT	¥304,205	552,010	¥247,805

THREE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2011	2012	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥481,018	¥438,350	¥(42,668)
Mobile voice related services	468,564	430,422	(38,142)
IP / packet communications services	909,490	957,143	47,653
Sale of telecommunication equipment	141,958	242,362	100,404
System integration	452,954	436,993	(15,961)
Other	175,095	179,058	3,963

	2,629,079	2,684,328	55,249

Operating expenses:
Cost of services (exclusive of items shown separately below)	617,020	625,065	8,045
Cost of equipment sold (exclusive of items shown separately below)	183,317	230,884	47,567
Cost of system integration (exclusive of items shown separately below)	310,902	297,116	(13,786)
Depreciation and amortization	480,423	478,793	(1,630)
Impairment loss	32	—	(32)
Selling, general and administrative expenses	713,434	722,202	8,768

	2,305,128	2,354,060	48,932

Operating income	323,951	330,268	6,317

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,436)	(12,894)	1,542
Interest income	4,563	4,524	(39)
Other, net	15,102	20,987	5,885

	5,229	12,617	7,388

Income before income taxes and equity in earnings (losses) of affiliated companies	329,180	342,885	13,705

Income tax expense (benefit):
Current	116,267	120,648	4,381
Deferred	112,028	7,141	(104,887)

	228,295	127,789	(100,506)

Income before equity in earnings (losses) of affiliated companies	100,885	215,096	114,211

Equity in earnings (losses) of affiliated companies	(501)	(12,152)	(11,651)

Net income	100,384	202,944	102,560

Less – Net income attributable to noncontrolling interests	(37,621)	(49,033)	(11,412)

Net income attributable to NTT	¥62,763	¥153,911	¥91,148

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,265,602,672	1,207,638,148
Net income attributable to NTT (Yen)	¥49.59	¥127.45

Consolidated Statements of Comprehensive Income

	Millions of yen
	2011	2012	Increase (Decrease)
Net income	¥100,384	¥202,944	¥102,560
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	13,469	65,986	52,517
Unrealized gain (loss) on derivative instruments	(7,037)	(937)	6,100
Foreign currency translation adjustments	(64,619)	30,059	94,678
Pension liability adjustments	3,667	3,790	123
Total other comprehensive income (loss)	(54,520)	98,898	153,418
Total comprehensive income (loss)	45,864	301,842	255,978
Less – Comprehensive income attributable to noncontrolling interests	(28,973)	(64,083)	(35,110)

Total comprehensive income (loss) attributable to NTT	¥16,891	¥237,759	¥220,868

(3) Consolidated Statements of Cash Flows

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2011	2012	Increase (Decrease)
Cash flows from operating activities:
Net income	¥507,473	¥599,846	¥92,373
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,412,522	1,408,888	(3,634)
Impairment loss	130	788	658
Deferred taxes	122,164	17,379	(104,785)
Loss on disposal of property, plant and equipment	51,008	58,632	7,624
Equity in (earnings) losses of affiliated companies	2,127	7,472	5,345
(Increase) decrease in notes and accounts receivable, trade	(50,173)	46,450	96,623
(Increase) decrease in inventories	(84,852)	(90,628)	(5,776)
(Increase) decrease in other current assets	(63,616)	(79,906)	(16,290)
Increase (decrease) in accounts payable, trade and accrued payroll	(260,162)	(229,969)	30,193
Increase (decrease) in accrued consumption tax	14,277	8,429	(5,848)
Increase (decrease) in accrued interest	(1,345)	(1,251)	94
Increase (decrease) in advances received	(11,288)	(4,837)	6,451
Increase (decrease) in accrued taxes on income	(71,231)	(65,009)	6,222
Increase (decrease) in other current liabilities	52,000	18,014	(33,986)
Increase (decrease) in liability for employees’ retirement benefits	40,048	49,970	9,922
Increase (decrease) in other long-term liabilities	(34,761)	(19,945)	14,816
Other	(7,922)	(61,718)	(53,796)

Net cash provided by operating activities	¥1,616,399	¥1,662,605	¥46,206

	Millions of yen
	2011	2012	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,033,892)	¥(1,165,357)	¥(131,465)
Payments for acquisitions of intangibles	(332,851)	(326,638)	6,213
Proceeds from sale of property, plant and equipment	36,102	24,070	(12,032)
Payments for purchase of non-current investments	(55,250)	(27,492)	27,758
Proceeds from sale and redemption of non-current investments	6,617	12,208	5,591
Acquisitions of subsidiaries, net of cash acquired	(40,134)	(36,867)	3,267
Payments for purchase of short-term investments	(894,687)	(648,278)	246,409
Proceeds from redemption of short-term investments	705,799	787,578	81,779
Other	50,830	(14,906)	(65,736)

Net cash used in investing activities	(1,557,466)	(1,395,682)	161,784

Cash flows from financing activities:
Proceeds from issuance of long-term debt	638,658	181,905	(456,753)
Payments for settlement of long-term debt	(664,785)	(378,924)	285,861
Proceeds from issuance of short-term debt	1,003,755	2,602,705	1,598,950
Payments for settlement of short-term debt	(1,204,044)	(2,380,405)	(1,176,361)
Dividends paid	(167,980)	(183,405)	(15,425)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(223,560)	(100,018)	123,542
Acquisition of treasury stock by subsidiary	(2,208)	(14,598)	(12,390)
Other	(79,579)	(107,397)	(27,818)

Net cash used in financing activities	(699,743)	(380,137)	319,606

Effect of exchange rate changes on cash and cash equivalents	(4,858)	157	5,015

Net increase (decrease) in cash and cash equivalents	(645,668)	(113,057)	532,611
Cash and cash equivalents at beginning of period	1,435,158	1,020,143	(415,015)

Cash and cash equivalents at end of period	¥789,490	¥907,086	¥117,596

Cash paid during the period for:
Interest	¥45,743	¥41,720	(4,023)
Income taxes, net	¥441,285	¥426,954	¥(14,331)

(4) Going Concern Assumption

None

(5) Business Segments

NINE-MONTH PERIOD ENDED DECEMBER 31

1.	Sales and operating revenues

	(Millions of yen)
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)
Regional communications business
External customers	2,456,390	2,390,659	(65,731)
Intersegment	338,366	320,279	(18,087)

Total	2,794,756	2,710,938	(83,818)
Long-distance and international communications business
External customers	1,172,981	1,150,214	(22,767)
Intersegment	74,939	78,597	3,658

Total	1,247,920	1,228,811	(19,109)
Mobile communications business
External customers	3,149,960	3,340,891	190,931
Intersegment	24,194	29,904	5,710

Total	3,174,154	3,370,795	196,641
Data communications business
External customers	789,776	808,065	18,289
Intersegment	98,108	106,173	8,065

Total	887,884	914,238	26,354
Other
External customers	214,552	231,891	17,339
Intersegment	547,885	635,271	87,386

Total	762,437	867,162	104,725
Elimination	(1,083,492)	(1,170,224)	(86,732)

Consolidated total	7,783,659	7,921,720	138,061

2.	Segment profit

	(Millions of yen)
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)
Segment profit
Regional communications business	74,561	77,472	2,911
Long-distance and international communications business	89,869	103,528	13,659
Mobile communications business	740,452	702,813	(37,639)
Data communications business	53,734	50,367	(3,367)
Other	39,501	50,073	10,572

Total segment profit	998,117	984,253	(13,864)
Elimination	11,306	8,984	(2,322)

Consolidated total	1,009,423	993,237	(16,186)

THREE-MONTH PERIOD ENDED DECEMBER 31

1.	Sales and operating revenues

	(Millions of yen)
	Three months ended December 31, 2011	Three months ended December 31, 2012	Increase (Decrease)
Regional communications business
External customers	820,032	796,321	(23,711)
Intersegment	114,192	106,372	(7,820)

Total	934,224	902,693	(31,531)

Long-distance and international communications business
External customers	400,713	386,954	(13,759)
Intersegment	24,443	27,438	2,995

Total	425,156	414,392	(10,764)

Mobile communications business
External customers	1,053,185	1,152,158	98,973
Intersegment	7,987	11,317	3,330

Total	1,061,172	1,163,475	102,303

Data communications business
External customers	282,632	273,934	(8,698)
Intersegment	33,833	32,959	(874)

Total	316,465	306,893	(9,572)

Other
External customers	72,517	74,961	2,444
Intersegment	190,060	226,958	36,898

Total	262,577	301,919	39,342

Elimination	(370,515)	(405,044)	(34,529)

Consolidated total	2,629,079	2,684,328	55,249

2.	Segment profit

	(Millions of yen)
	Three months ended December 31, 2011	Three months ended December 31, 2012	Increase (Decrease)
Segment profit
Regional communications business	21,404	27,480	6,076
Long-distance and international communications business	29,596	37,318	7,722
Mobile communications business	234,174	228,072	(6,102)
Data communications business	18,857	18,976	119
Other	15,873	15,608	(265)

Total segment profit	319,904	327,454	7,550
Elimination	4,047	2,814	(1,233)

Consolidated total	323,951	330,268	6,317

(6) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 22, 2012
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥85,664 million
Cash dividends per share	¥70
Date of record	March 31, 2012
Date of payment	June 25, 2012

Resolution	The Board of Directors’ meeting on November 8, 2012
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥97,741 million
Cash dividends per share	¥80
Date of record	September 30, 2012
Date of payment	December 10, 2012

2. Significant Changes in NTT Shareholders’ Equity

None

(7) Subsequent events

None

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2012	December 31, 2012
ASSETS
Current assets:
Cash and bank deposits	10,490	9,701
Accounts receivable, trade	1,613	997
Supplies	251	244
Subsidiary deposits	152,327	41,890
Other	390,376	547,729

Total current assets	555,058	600,563

Fixed assets:
Property, plant and equipment	174,450	167,654
Intangible fixed assets	46,672	44,842
Investments and other assets
Investments in subsidiaries and affiliated companies	5,072,933	5,076,974
Long-term loans receivable to subsidiaries	1,642,330	1,467,352
Other	33,320	35,888

Total investments and other assets	6,748,584	6,580,214

Total fixed assets	6,969,706	6,792,711

TOTAL ASSETS	7,524,765	7,393,275

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2012	December 31, 2012
LIABILITIES
Current liabilities:
Accounts payable, trade	273	35
Current portion of corporate bonds	293,422	241,725
Current portion of long-term borrowings	151,700	221,000
Accrued taxes on income	4,208	18,339
Deposit received from subsidiaries	98,261	59,002
Other	39,063	30,959

Total current liabilities	586,930	571,061

Long-term liabilities:
Corporate bonds	1,059,780	999,462
Long-term borrowings	1,141,830	1,007,630
Long-term borrowings from subsidiary	—	80,000
Liability for employees’ retirement benefits	30,675	32,184
Asset retirement obligations	1,152	1,135
Other	1,368	1,176

Total long-term liabilities	2,234,806	2,121,587

TOTAL LIABILITIES	2,821,737	2,692,649

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	1,510,743	1,608,332
Treasury stock	(418,431)	(518,444)

Total shareholders’ equity	4,703,088	4,700,663

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(60)	(38)

Total unrealized gains (losses), translation adjustments, and others	(60)	(38)

TOTAL NET ASSETS	4,703,028	4,700,625

TOTAL LIABILITIES AND NET ASSETS	7,524,765	7,393,275

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) Non-Consolidated Statements of Income

NINE-MONTH PERIOD ENDED DECEMBER 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2011	2012
Operating revenues	370,136	390,401
Operating expenses	107,680	104,769

Operating income	262,455	285,632

Non-operating revenues:
Interest income	20,910	19,099
Lease and rental income	9,095	8,678
Miscellaneous income	1,199	746

Total non-operating revenues	31,206	28,525

Non-operating expenses:
Interest expenses	11,952	12,675
Corporate bond interest expenses	15,444	13,698
Miscellaneous expenses	5,515	5,762

Total non-operating expenses	32,912	32,136

Recurring profit	260,749	282,022

Income before income taxes	260,749	282,022

Income taxes	2,330	1,024

Net income	258,419	280,997

(Reference) Major components of operating revenues
Dividends received	258,360	279,290
Revenues from group management	14,362	14,250
Revenues from basic R&D	90,749	90,749

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

February 6, 2013

NTT’s Shares and Shareholders (as of December 31, 2012)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	3	293	80	7,300	1,033	965	883,679	893,353	—
Total Shares (Units)	4,312,328	2,106,149	85,934	174,720	3,090,036	7,278	3,438,310	13,214,755	1,721,735
%	32.63	15.94	0.65	1.32	23.38	0.06	26.02	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 1,260,457 units of treasury stock, and “Shares Representing Less Than One Unit” includes 65 shares of treasury stock. 126,045,765 shares of treasury stock represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of December 31, 2012 was 126,045,465.
(2)	“Other Domestic Corporations” includes 160 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 225,201.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	397	159	901	1,099	25,727	58,342	806,728	893,353	—
%	0.04	0.02	0.10	0.12	2.88	6.53	90.30	100.00	—
Total Shares (Units)	10,854,247	110,479	181,131	71,253	396,624	354,413	1,246,608	13,214,755	1,721,735
%	82.14	0.84	1.37	0.54	3.00	2.68	9.43	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 1,260,457 units of treasury stock, and “Shares Representing Less Than One Unit” includes 65 shares of treasury stock.
(2)	“At Least 100 Units” includes 160 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	431,232	32.59
Japan Trustee Services Bank, Ltd. (Trust Account)	52,733	3.99
The Master Trust Bank of Japan, Ltd. (Trust Account)	38,261	2.89
Japan Trustee Services Bank, Ltd. (Trust Account 9)	18,457	1.39
SSBT OD05 Omnibus Account – Treaty Clients	16,152	1.22
Moxley and Co LLC	15,605	1.18
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	15,003	1.13
NTT Employee Share-Holding Association	11,713	0.89
State Street Bank and Trust Company 505224	10,145	0.77
Government of Singapore Investment Corporation Pte Ltd Account “C”	9,453	0.71

Total	618,757	46.76

Note: The Company’s holdings of treasury stock (126,045,465 shares) are not included in the above table.

Financial Results for the Nine Months Ended December 31, 2012

February 6, 2013

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “3Q” in this material represents the 9-month period beginning on April 1 and ending on December 31.

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Financial Results for the Nine Months Ended December 31, 2012

Operating Revenues increased for the third consecutive year, but Operating Income decreased.

The steady progression of the structural reform of NTT’s business structure Steady expansion of global revenues 9.0 billion USD: an increase of 0.60 billion USD compared to the same period of the previous fiscal year Expansion of NTT’s user base Mobile

No. of smartphones sold: 9.69 million (1.8 times the amount compared to the same period of the previous fiscal year) No. of Xi subscribers: 8.68 million (a 290% increase from the end of March 2012)

Fixed line

No. of FLET’S Hikari subscribers : 17.16 million

Video

No. of Hikari TV and FLET’S TV subscribers: 3.30 million No. of “d video” members: 3.48 million

Increased return to shareholders

Buyback of 26.61 million shares of common stock for 100 billion yen by December 2012

Consolidated Operating Income

(Billions of yen)

3Q FY

1,223.0 1,200.0

(forecast)

1,009.4 993.2

FY2011 FY2012

Global Revenues

Billions of USD

3Q FY

13.0

11.6 (forecast)

9.0 8.4

FY2011 FY2012

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

FY2012/3Q Highlights

Operating Revenues increased mainly due to an increase in handset sales in the mobile communications business segment.

Operating Income decreased year-on-year but increased over the three months ended December 31, 2012.

(Billions of yen)

FY2012/3Q % progress FY2012 compared to

FY2011/3Q Forecasts

FY2012 (Nov. 2012) Change Forecasts

[%] year-on-year

Operating

7,921.7 +138.1 +1.8 7,783.7 10,810.0 73.3%

Revenues Operating

6,928.5 +154.2 +2.3 6,774.2 9,610.0 72.1%

Expenses Operating

993.2 (16.2) (1.6) 1,009.4 1,200.0 82.8%

Income

Net Income 447.3 +88.1 +24.5 359.2 530.0 84.4%

Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

FY2012/3Q Consolidated Results and Forecasts Highlights (U.S. GAAP)

Consolidated Results and Forecasts (U.S. GAAP)

FY2012/3Q Contributing Factors by Segment

NTT

- Regional communications business: Decrease in Operating Revenues mainly due to a decrease in voice revenues. Operating Income increased slightly.
- Long distance and international communications business: Decrease in Operating Revenues mainly due to a decrease in voice revenues. Operating Income increased.
- Mobile communications business: Increase in Operating Revenues mainly due to the increase in handset sales. Operating Income decreased but showed a trend towards improvement.
- Data communications business: Increase in Operating Revenues due to the expansion of overseas sales. Operating Income decreased.


Operating Revenues
[year-on-year: +138.1]
(Billions of yen)
7,783.7
FY2011/3Q
83.8
Regional communications business
Long distance and international communications business
19.1
Mobile communications business
196.6
26.4
Data communications business
104.7
Other business
86.7
Elimination of intersegment/Others
7,921.7
FY2012/3Q


Operating Expenses
[year-on-year: +154.2]
6,774.2
FY2011/3Q
86.7
Regional communications business
Long distance and international communications business
32.8
Mobile communications business
234.3
29.7
Data communications business
94.2
Other business
84.4
Elimination of intersegment/Others
6,928.5
FY2012/3Q

Operating Income [year-on-year: (16.2)]

FY2011/3Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2012/3Q
1,009.4	↑ 2.9	↑ 13.7	↓ 37.6	↓ 3.4	↑ 10.6	↓ 2.3	993.2

Financial Results for the Nine Months Ended December 31, 2012
—4—
Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of FLET’S Hikari subscribers steadily increased and reached 17.16 million.

NTT Group will work to expand sales and limit subscription cancellations by proactively generating demand from corporate customers and in the consumer market.

Number of subscribers

(Thousands)

Changes from the preceding quarter

1 Number of FLET’S Hikari subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT West.

2 Number of opened connections excludes openings due to relocations.

3 Number of Hikari Denwa subscribers is calculated by number of thousand channels.

Financial Results for the Nine Months Ended December 31, 2012 Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

20,000

15,000

10,000

5,000

0

2011.6

2011.9

2011.12

2012.3

2012.6

2012.9

2012.12

18,310 18,542 18,761 18,886 19,078 19,118 19,130

2,715 2,579 2,451 2,322 2,206 2,098 1,968

12,565 13,023 13,470 13,900 14,252 14,557 14,852

19,736

1,872

17,864

15,400

FY2012E

FY2011 FY2012 FY2011 FY2012E

FLET’S Hikari *1

Number of opened connections*2

FLET’S ADSL

Hikari Denwa*3

4-6 7-9 10-12 1-3 4-6 7-9 10-12 4-12

536 368 347 254 307 148 143 598 1,506 1,300

1,019 874 848 903 982 762 750 2,495 3,644 3,800

(142) (136) (128) (129) (115) (108) (131) (354) (536) (450)

453 457 447 431 351 305 295 951 1,788 1,500

Number of Xi subscribers is growing at a pace faster than forecasted and exceeded 9 million as of January 9, 2013. NTT Group will work to improve the net increase in the number of subscribers by expanding its handset lineup and providing a variety of rate plans.

Number of subscribers 1

(Thousands)

Changes from the preceding quarter

1 The number of communication module service subscribers is included in FOMA subscribers.

2 The numbers of FOMA subscribers up to “2012.3” include mova subscribers.

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

Xi

FOMA*2

70,000 58,415 58,993 59,624 60,129 60,396 60,787 60,988 62,140

60,000 121 389 1,139 2,225 3,317 6,198 8,678 11,720

50,000

40,000

30,000 58,293 58,605 58,485 57,905 57,079 54,588 52,310 50,420

20,000

10,000

0

2011.6 2011.9 2011.12 2012.3 2012.6 2012.9 2012.12 2013.3

FY2011 FY2012 FY2011 FY2012E

4-6 7-9 10-12 1-3 4-6 7-9 10-12 4-12

FOMA+Xi 405 578 631 505 266 391 201 859 2,120 2,010

Optional Service increased year-on-year mainly due to an increase in Remote Support Service subscriptions. Basic Monthly Charge decreased year-on-year due to the increased penetration of discount services.

NTT East

Optional Service Basic Monthly Charge

NTT West

FLET’S Hikari includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT West. Please see page 23 regarding the calculation of ARPU.

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Fixed Broadband Services (FLET’S Hikari)

6,000

4,000

2,000

0

Optional Service

Basic Monthly Charge

5,850 5,890 5,930 5,940 5,880 5,870 5,840 5,900 5,800

1,600 1,620 1,630 1,640 1,660 1,670 1,730 1,620 1,690

4,250 4,270 4,300 4,220 4,110 4,280 4,110

FY2011 FY2012 FY2011 FY2012E

4-6 7-9 10-12 1-3 4-6 7-9 10-12

6,000 4,000 2,000 0

5,920 5,940 5,940 5,940 5,900 5,880 5,850 5,930 5,860

1,620 1,650 1,650 16,70 1,690 1,700 1,730 1,650 1,690

4,300 4,290 4,290 4,270 4,210 4,180 4,120 4,280 4,170

FY2011 FY2012 FY2011 FY 2012E

4-6 7-9 10-12 1-3 4-6 7-9 10-12

Voice ARPU decreased year-on-year due to the increased impact of monthly support discount.

Packet ARPU increased year-on-year mainly due to an increase in the number of Xi subscribers and the expansion of smartphone use.

Smart ARPU increased year-on-year mainly due to an expansion of new services, such as dmarket.

Communication module service subscribers and the revenues thereof are not included in the calculation of mobile broadband services ARPU.

Revenues and subscribers from mova services, which were phased out as of the end of March 2012, are included in the calculation of ARPU for all periods in FY2011. Please see page 23 regarding the calculation of ARPU.

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Mobile Broadband Services (FOMA, Xi)

Smart ARPU

Packet ARPU

VoiceARPU

6,000 5,000 4,000 3,000 2,000 1,000 0

5,220 5,240 5,150 4,960 4,930 4,870 4,850 5,140 4,850

350 350 360 360 370 390 420 350 400

2,530 2,610 2,600 2,620 2,660 2,670 2,720 2,590 2,740

FY2011 FY2012 FY2011 FY2012E

4-6 7-9 10-12 1-3 4-6 7-9 10-12

Number of Hikari TV and FLET’S TV subscribers increased to 3.30 million.

NTT will work to expand its customer base by continuing to implement measures to enhance its contents and services.

Thousands

“FLET’S TV” requires a subscription to “FLET’S TV Transmission Service,” provided by NTT East and NTT West, and a subscription to Opticast Inc.’s broadcast service, “Opticast Facility Use Services.”

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

FLET’S TV*

Hikari TV

4,000 3,500 3,000 2,500 2,000 1,500 1,000 500 0

2,194 2,429 2,640 2,866 3,020 3,168 3,297 3,588

683 778 821 861 898 933 967 1,038

1,512 1,651 1,818 2,004 2,122 2,235 2,330 2,550

2011.6 2011.9 2011.12 2012.3 2012.6 2012.9 2012.12 FY2012E

Financial Information

Operating Revenues decreased as the increase in IP Service revenues was not sufficient to offset the decline in Voice revenues, but Operating Income increased mainly due to cost reductions.

FY2012/3Q

(Billions of yen)

FY2012E

Operating Revenues

15.2

(1.1)

6.4

+0.3

Progress

73.4%

1,851.5 1,858.0

1,379.8 Voice Transmission Services (56.4) 1,364.6 Voice Transmission Services (74.8) IP Services +46.4 IP Services +75.4 Others (5.2) Others +5.8

FY2011/3Q FY2012/3Q FY2011 FY2012E

FY2011/3Q FY2012/3Q FY2011 FY2012E

29.4 8.2

Operating

(2.2) Progress (0.5)

Expenses

72.7%

1,801.2

1,333.0 Personnel expenses (1.1) Personnel expenses +0.1 1,793.0 Expenses for purchase of goods 1,303.6 Expenses for purchase of goods and and services and other expenses (21.7) services and other expenses (3.5) Depreciation expenses and loss Depreciation expenses and loss on disposal of assets (6.5) on disposal of assets 4.7

FY2011/3Q FY2012/3Q FY2011 FY2012E

Operating Progress

Income 14.2 93.8% 14.6

46.7 +30.4 60.9 50.3 +29.2 65.0

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

- Operating Revenues and Operating Income decreased as the increase in IP Services revenues was not sufficient to offset the decrease in Voice revenues.

(Billions of yen)


FY2012/3Q
FY2012E
Operating Revenues
39.0
(3.1)%
Progress 73.5%
1,247.6
Voice Transmission Services (50.5)
IP Services +25.5
Others (14.1)
1,208.5
FY2011/3Q
FY2012/3Q
31.3
(1.9)%
1,676.3
Voice Transmission Services (65.8)
IP Services +40.5
Others (6.1)
1,645.0
FY2011
FY2012E
Operating Expenses
25.5
(2.1)%
Progress 74.2%
1,215.8
Personnel expenses +0.5
Expenses for purchase of goods and services and other expenses (21.4)
Depreciation expenses and loss on disposal of assets (4.6)
1,190.3
FY2011/3Q
FY2012/3Q
34.3
(2.1)%
1,639.3
Personnel expenses +3.6
Expenses for purchase of goods and services and other expenses (22.6)
Depreciation expenses and loss on disposal of assets (15.2)
1,605.0
FY2011
FY2012E
Operating Income
31.8
13.5
(42.5)%
Progress 45.7%
18.2
37.0
2.9
+8.0%
40.0

Financial Results for the Nine Months Ended December 31, 2012

－11－

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

While the trend of decreasing Operating Revenues continued, Operating Income increased mainly due to comprehensive cost reductions.

(Billions of yen)

FY2012/3Q FY2012E

26.0

Operating 28.8 Progress (2.7) Revenues (4.0) 73.3%

981.0 955.0

728.5 Voice Transmission Service (20.9) 699.7 Voice Transmission Services (29.2) IP Services +0.5 IP Services (2.7) Others +2.6 Others (5.0)

FY2011/3Q FY2012/3Q FY2011 FY2012E

41.9 20.2

Operating Progress (2.3) Expenses (6.5) 70.9%

875.2 Personnel expenses 1.6 855.0 647.7 Personnel expenses (1.0) Expenses for purchase of goods 605.8 Expenses for purchase of goods and and services and other expenses (42.8) services and other expenses (26.0) Depreciation expenses and loss Depreciation expenses and loss on disposal of assets +1.8 on disposal of assets +7.4

FY2011/3Q FY2012/3Q FY2011 FY2012E

Operating Progress

Income 13.1 93.9% 5.7

80.7 +16.2 93.9 105.7 (5.4) 100.0

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

Operating Revenues increased due to an increase in the number of consolidated subsidiaries and Operating Income decreased.

(Billions of yen)

FY2012/3Q FY2012E

28.8

Operating 23.0 Progress +2.3 Revenues 71.2%

+2.6

1,251.1 1,280.0 888.7 911.8

FY2011/3Q FY2012/3Q FY2011 FY2012E

24.2

Operating Progress +2.1

25.5

Expenses 72.2%

+3.1

1,170.7 1,195.0 837.4 862.9

FY2011/3Q FY2012/3Q FY2011 FY2012E

Operating Progress

Income 2.5 57.5% 4.5

51.3 (4.9) 48.8 80.4 +5.7 85.0

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Operating Revenues increased mainly due to an increase in packet service revenues and handset sales revenues, and Operating Income decreased mainly due to an increase in revenue-linked expenses.

(Billions of yen)

FY2012/3Q FY2012E

280.0

Operating 196.6 Progress

+6.6

Revenues 74.6%

+6.2

3,370.8 4,240.0 4,520.0 3,174.2

FY2011/3Q FY2012/3Q FY2011 FY2012E

334.5

238.2 Progress +9.9

Operating

Expenses 72.1%

+9.8

3,365.5 3,700.0 2,430.4 2,668.6

FY2011/3Q FY2012/3Q FY2011 FY2012E

Progress

Operating 41.6 85.6% 54.5 Income

743.8 (5.6) 702.2 874.5 (6.2) 820.0

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

FY2011/3Q

15.3 (Billions of yen)

70.2

Pension (actuarial difference, etc.): (3.9)

Depreciation of engineering facilities: (25.2) 1,009.4 954.5 NTT (Holding Company): 4.0 Adjustments between operating and non-NTT URBAN DEVELOPMENT (Consolidated):20.2 operating items, including eliminations, etc.

NTT COMWARE: 0.6

NTT FINANCE (Consolidated): 10.8 Outsourcing companies (East): 4.6 Outsourcing companies (West): (0.2) Other companies: 29.9

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major ones (excluding the effect of U.S. GAAP income (JPN GAAP) dividends received by NTT (Holding Company)) adjustments (U.S. GAAP)

FY2012/3Q

21.2 90.2

Pension (actuarial difference, etc): (4.3)

Depreciation of engineering facilities: (21.7) 993.2 924.2 NTT (Holding Company): 6.3 Adjustments between operating and non-operating NTT URBAN DEVELOPMENT (Consolidated): 23.8 items, including eliminations, etc.

NTT COMWARE: 4.3

NTT FINANCE (Consolidated): 20.6 Outsourcing companies (East): 3.1 Outsourcing companies (West): (1.4) Other companies: 33.3

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major ones (excluding the effect of U.S. GAAP income (JPN GAAP) dividends received by NTT (Holding Company)) adjustments (U.S. GAAP)

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from operating activities increased mainly due to the impact of a bank holiday on the last day of the previous fiscal year, despite an increase in installment sales of mobile handsets. Further, FCF increased year-on-year by 208.0 billion yen due to a decrease in outlays of cash flows from investing activities as a result of the decrease in cash management activities.

Cash flows from Cash flows from FCF Cash flows from operating activities investing activities (A) + (B) financing activities (A) (B)

Billions of yen

+161.8 +319.6

+46.2 +208.0

Increase/Decrease from the same period of the previous fiscal year

Financial Results for the Nine Months Ended December 31, 2012 Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

2,000 1,000 0 (1,000) (2,000)

1,616.4 1,662.6 +46.2

+161.8 (1,557.5) (1,395.7)

58.9 266.9 +208.0

+319.6 (699.7) (380.1)

FY2011/3Q

FY2012/3Q

Appendices

Appendices

Transformation of Business Structure

Solution & New Business, etc.

Consolidated Revenue Composition Image IP business

Legacy business

New Solution Business, & etc.

IP business

IP, solution & new business account for three-quarters

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

100% 80% 60% 40% 20% 0%

FY2008 FY2009 FY2010 FY2011 FY2012/3Q FY2012E

Solution & New Business, etc. 29%

IP business 2%

Legacy business 42%

58%

29% 32% 39%

61%

30% 35% 35%

65%

33% 37% 30%

70%

35% 39% 26%

74%

37% 38% 25%

75

Capital Appendices Investment

(Billions of yen)

1,946.6 1,950.0

1,263.4

1,342.2 1,285.8

FY2010 FY2011 FY2012E

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

1,263.4 107.4 105.6 62.5 260.4 259.2 468.3

1,870.1

1,285.8 116.6 95.3 79.6 243.3 249.7 501.3

1,946.6

1,342.2 159.3 82.9 64.7 245.4 249.5 540.4

1,950.0

FY2010/3Q FY2010 FY2011/3Q FY2011 FY2012/3Q FY2012E

Other

NTT DATA (Consolidated)

NTT Communications

NTT West

NTT East

NTT DOCOMO (Consolidated)

Appendices

Shareholders Returns

(yen)

Dividends Approx. Pay-out per *

Dividend share ratio

*Excludes special factors such as the transfer of the substitutional portion of the Employee Pension Fund

(Billions of yen)

Share Up to buy *

Status as of backs 100.0 January 31, 2013

fiscal year ending March 31, 2013.

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Dividend

Dividends per share

(yen)

Dividends per share Pay-out ratio

200 100 0

Approx.

90 23.0%

110 27.5%

120 32.3%

120 31.2%

140 38.2%

160 36.6%

50% 25% 0%

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012E

Pay-out ratio

Share buy backs

(Billions of yen)

400 300 200 100 0

94.4 200.0 381.7 150.0* 100.0 Up to Status as of January 31, 2013

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012E

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

FY2012/3Q Details of Financial Results (Per Item)

(Billions of yen)

Operating

Revenues [ year-on-year +138.1] Fixed IP/packet : +50.8 IP/packet Other revenues

Mobile IP/packet: +104.7 communications services revenues 17.9 Voice related SI revenues and sales 155.4 services revenues of telecommunications 277.0 equipment Fixed IP/packet

241.8 Mobile IP/packet 7,921.7 7,783.7 Fixed voice Systems Integration Mobile voice Telecommunications equipment

Systems Integration : +9.7 Fixed voice : (136.2) Telecommunications equipment (Fixed-line): +5.0 Mobile voice : (140.8) Telecommunications equipment (Mobile) : +227.0

FY2011/3Q FY2012/3Q

Operating

Expenses [year-on-year +154.2]

138.3 Personnel expenses

Other expenses

1.9 1.3

16.4 Expenses for purchase 6,928.5 of goods and services Depreciation and other expenses 6,774.2 expenses and loss on disposal of assets

FY2011/3Q FY2012/3Q

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Details Appendices of Consolidated Balance Sheet

March 31, 2012 December 31, 2012

(Billions of yen)

19,389.7

19,374.0

Liabilities

Assets Liabilities

Assets 9,342.0

19,374.0 8,984.1 19,389.7 (357.9)

Interest-Bearing (15.7) Debt

4,274.0 Interest-Bearing Debt 4,322.6 +48.6 Liability for Employees’ Retirement Benefits Liability for Employees’

1,534.9 Depreciable Assets Retirement Benefits Depreciable Assets 1,568.8 (property, plant and

(property, plant and +33.9 equipment) equipment)

8,207.3 8,310.1 (102.8)

Equity Equity

10,047.7 10,389.9 +342.2

Deferred Tax Deferred Tax Assets

Assets (non-current) Treasury Stock Treasury Stock (non-current) 722.3 (518.4) (418.4) 789.3 (67.0) [100.0)]

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results for FY2012/3Q

NTT

(Billions of yen)

	NTT Consolidated (1) (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DATA Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)
Operating Revenues	**7,921.7**	**390.4**	**1,364.6**	**1,208.5**	**699.7**	**911.8**	**3,370.8**
Change year-on-year	138.1	20.2	(15.2)	(39.0)	(28.8)	23.0	196.6
(% change)	1.8%	5.5%	(1.1)%	(3.1)%	(4.0)%	2.6%	6.2%
Forecasts for FY2012	10,810.0	433.0	1,858.0	1,645.0	955.0	1,280.0	4,520.0
(% progress)	73.3%	90.2%	73.4%	73.5%	73.3%	71.2%	74.6%
Opetating Expenses	**6,928.5**	**104.7**	**1,303.6**	**1,190.3**	**605.8**	**862.9**	**2,668.6**
Change year-on-year	154.2	(2.9)	(29.4)	(25.5)	(41.9)	25.5	238.2
(% change)	2.3%	(2.7)%	(2.2)%	(2.1)%	(6.5)%	3.1%	9.8%
Forecasts for FY2012	9,610.0	155.0	1,793.0	1,605.0	855.0	1,195.0	3,700.0
(% progress)	72.1%	67.6%	72.7%	74.2%	70.9%	72.2%	72.1%
Operating Income	**993.2**	**285.6**	**60.9**	**18.2**	**93.9**	**48.8**	**702.2**
Change year-on-year	(16.2)	23.1	14.2	(13.5)	13.1	(2.5)	(41.6)
(% change)	(1.6)%	8.8%	30.4%	(42.5)%	16.2%	(4.9)%	(5.6)%
Forecasts for FY2012	1,200.0	278.0	65.0	40.0	100.0	85.0	820.0
(% progress)	82.8%	102.7%	93.8%	45.7%	93.9%	57.5%	85.6%
Income Before Income Taxes (2)	**985.7**	**282.0**	**81.0**	**26.7**	**105.6**	**44.7**	**699.2**
Change year-on-year	(25.2)	21.2	17.9	(13.3)	12.6	(2.3)	(44.9)
(% change)	(2.5)%	8.2%	28.6%	(33.3)%	13.6%	(5.1)%	(6.0)%
Forecasts for FY2012	1,170.0	275.0	85.0	50.0	110.0	78.0	814.0
(% progress)	84.2%	102.6%	95.3%	53.6%	96.1%	57.4%	85.9%
Net Income	**447.3** (3)	**280.9**	**52.2**	**21.9**	**71.4**	**22.0**	**416.5** (4)
Change year-on-year	88.1	22.5	29.9	3.5	18.8	5.6	21.9
(% change)	24.5%	8.7%	133.9%	19.1%	35.9%	34.6%	5.5%
Forecasts for FY2012	530.0	277.0	50.0	40.0	67.0	38.0	507.0
(% progress)	84.4%	101.4%	104.6%	54.8%	106.6%	58.0%	82.1%

(1) The number of consolidated subsidiaries is 818 and the number of companies accounted for under the equity method is 102.
(2) "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.
(3) "Net Income" for NTT Consolidated represents "Net income attributable to NTT, excluding noncontrolling interests."
(4) "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO, excluding noncontrolling interests."

Financial Results for the Nine Months Ended December 31, 2012

−22−

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, “INS-NET” and “FLET’S Hikari,” by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (“FOMA”) services and revenues from Mobile (“Xi”) services (i.e., basic monthly charges, voice/packet communication charges and revenues from providing services incidental to “FOMA” and “Xi” services), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes

(1)We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.”INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

(2)Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

(3)For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

(4)In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5)For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

(6)The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

Mobile Aggregate ARPU (“FOMA”+“Xi”) = Voice ARPU (“FOMA”+“Xi”) + Packet ARPU (“FOMA”+“Xi”) + Smart ARPU (“FOMA”+“Xi”).

Our Voice ARPU (“FOMA”+“Xi”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “FOMA” and “Xi” services, and our Packet ARPU (“FOMA”+“Xi”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “FOMA” and “Xi” services and our Smart ARPU (“FOMA”+“Xi”) is based on operating revenues from providing services incidental to “FOMA” and “Xi” wireless communications services (content services related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

(7)We started to use the Smart ARPU metric during the three months ended September 30, 2012. As a result, Smart ARPU will now be included in Mobile Aggregate ARPU. In addition, the following amounts content services related revenues that were formerly included in Packet ARPU will now be reclassified as Smart ARPU: 90 yen out of Packet ARPU revenues for the three months ended June 30, 2011; 80 yen out of Packet ARPU revenues for the three months ended September 30, 2011; 90 yen out of Packet ARPU revenues for the three months ended December 31, 2011; 80 yen out of Packet ARPU revenues for the three months ended March 31, 2012; 90 yen out of Packet ARPU revenues for the nine months ended December 31, 2011; 80 yen out of Packet ARPU revenues for the twelve months ended March 31, 2012; and 90 yen out of Packet ARPU revenues for the three months ended June 30, 2012.

(8)“mova” services were terminated as of March 31, 2012. “mova” service subscriptions are included in the calculations of Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the nine months ended Dec. 31, 2011 and the year ended Mar. 31, 2012, but are not included in the calculations of Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the nine months ended Dec. 31, 2012 and the year ending Mar. 31, 2013 (Forecast).

(9)Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU. (10)Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

Nine Months Results: Sum of number of active subscribers** for each month from Apr. to Dec. FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

FY Forecast: Sum of the sum of the actual number of active subscribers at the end of each month from Apr. to Sept. and the average expected active number of subscribers during the second half of the fiscal year ((number of subscribers at end of Sept. + number of expected subscribers at end of the following Mar.)/2)x6 (11)Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

Nine Months Results: Sum of number of active subscribers** for each month from Apr. to Dec. FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

FY Forecast: Sum of expected number of active subscribers** for each month from Apr. to Mar.

(12)Forecasts for the year ending March 31, 2013 have not been changed from those announced in the financial results for the six months ended September 30, 2012.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

Financial Results for the Nine Months Ended December 31, 2012

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

February 6, 2013

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2012

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the nine months ended December 31, 2012 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Mr. Hiroshi Niitsu or Mr. Takayuki Arita

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2012	December 31, 2012	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	506,301	488,042	(18,259)
Antenna facilities	5,068	4,781	(286)
Terminal equipment	64,544	57,402	(7,142)
Local line facilities	825,330	827,914	2,583
Long-distance line facilities	3,899	4,640	740
Engineering facilities	621,274	618,233	(3,040)
Submarine line facilities	1,899	1,603	(295)
Buildings	464,198	458,954	(5,243)
Construction in progress	57,651	25,870	(31,780)
Other	259,132	258,863	(269)
Total property, plant and equipment	2,809,299	2,746,307	(62,992)
Intangible fixed assets	99,472	91,821	(7,650)
Total fixed assets - telecommunications businesses	2,908,771	2,838,128	(70,643)
Investments and other assets
Other investments and assets	216,942	218,898	1,956
Allowance for doubtful accounts	(994)	(918)	76
Total investments and other assets	215,947	217,980	2,032
Total fixed assets	3,124,719	3,056,108	(68,610)

Current assets:
Cash and bank deposits	179,674	19,392	(160,281)
Accounts receivable, trade	314,174	245,111	(69,063)
Supplies	43,596	38,249	(5,347)
Other current assets	43,137	214,352	171,215
Allowance for doubtful accounts	(3,829)	(820)	3,008
Total current assets	576,753	516,284	(60,468)

TOTAL ASSETS	3,701,473	3,572,393	(129,079)

	(Millions of yen)
	March 31, 2012	December 31, 2012		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	617,715	513,085		(104,630)
Liability for employees’ retirement benefits	227,464	227,727		262
Reserve for point services	5,074	7,430		2,355
Reserve for unused telephone cards	14,255	13,070		(1,184)
Asset retirement obligations	643	599		(44)
Other long-term liabilities	12,483	12,223		(259)
Total long-term liabilities	877,636	774,135		(103,501)
Current liabilities:
Current portion of long-term borrowings from parent company	148,339	248,247		99,908
Accounts payable, trade	104,056	48,710		(55,346)
Short-term borrowings	30,000	—		(30,000)
Accrued taxes on income	488	8,923	*	8,434
Allowance for loss on disaster	1,535	40		(1,494)
Asset retirement obligations	—	53		53
Other current liabilities	410,817	344,597		(66,219)
Total current liabilities	695,237	650,573		(44,664)

TOTAL LIABILITIES	1,572,873	1,424,708		(148,165)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000		—
Capital surplus	1,499,726	1,499,726		—
Earned surplus	293,962	312,741		18,778
Total shareholders’ equity	2,128,689	2,147,467		18,778
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(90)	216		306
Total unrealized gains (losses), translation adjustments, and others	(90)	216		306

TOTAL NET ASSETS	2,128,599	2,147,684		19,085

TOTAL LIABILITIES AND NET ASSETS	3,701,473	3,572,393		(129,079)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2011		Nine months ended December 31, 2012		Increase (Decrease)	Year ended March 31, 2012
Telecommunications businesses:
Operating revenues	1,288,907		1,269,877		(19,029)	1,719,239
Operating expenses	1,247,587		1,218,349		(29,238)	1,676,016
Operating income from telecommunications businesses	41,319		51,528		10,209	43,223

Supplementary businesses:
Operating revenues	90,919		94,727		3,807	132,287
Operating expenses	85,482		85,275		(207)	125,186
Operating income from supplementary businesses	5,436		9,451		4,015	7,101
Operating income	46,755		60,980		14,224	50,324

Non-operating revenues:
Interest income	76		36		(39)	103
Dividends received	2,653		2,491		(162)	3,069
Lease and rental income	32,953		32,510		(443)	43,582
Miscellaneous income	3,525		7,401		3,876	11,693
Total non-operating revenues	39,208		42,439		3,231	58,448

Non-operating expenses:
Interest expenses	7,513		6,730		(783)	9,814
Lease and rental expenses	14,245		14,703		458	20,590
Miscellaneous expenses	1,175		955		(219)	3,137
Total non-operating expenses	22,933		22,389		(544)	33,542
Recurring profit	63,030		81,030		17,999	75,230
Special profits	4,454		—		(4,454)	4,473
Special losses	9,687		3,482		(6,205)	12,645
Income before income taxes	57,796		77,548		19,751	67,058
Income taxes	35,442	*	25,269	*	(10,172)	34,904
Net income	22,354		52,278		29,923	32,153

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2012
Voice transmission services revenues (excluding IP services revenues)	497,810	441,396	(56,413)	(11.3)	653,844
Monthly charge revenues*	349,928	317,341	(32,587)	(9.3)	461,246
Call rates revenues*	44,801	36,846	(7,954)	(17.8)	57,777
Interconnection call revenues*	62,700	55,682	(7,017)	(11.2)	81,873
IP services revenues	577,749	624,195	46,445	8.0	777,556
Leased circuit services revenues (excluding IP services revenues)	102,579	92,550	(10,028)	(9.8)	136,160
Telegram services revenues	12,660	11,944	(715)	(5.7)	17,098
Other telecommunications services revenues	98,108	99,790	1,682	1.7	134,579

Telecommunications total revenues	1,288,907	1,269,877	(19,029)	(1.5)	1,719,239

Supplementary business total revenues	90,919	94,727	3,807	4.2	132,287

Total operating revenues	1,379,826	1,364,604	(15,221)	(1.1)	1,851,527

*	Partial listing only.

February 6, 2013

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2012

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the nine months ended December 31, 2012 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Takashi Sasaki or Yusuke Umeda

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2012	December 31, 2012	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	485,967	473,729	(12,238)
Antenna facilities	7,158	6,953	(204)
Terminal equipment	21,188	20,680	(508)
Local line facilities	892,312	903,293	10,980
Long-distance line facilities	2,858	2,665	(193)
Engineering facilities	571,763	561,711	(10,052)
Submarine line facilities	2,427	2,062	(364)
Buildings	397,185	380,038	(17,146)
Construction in progress	31,147	26,361	(4,786)
Other	229,033	224,036	(4,996)
Total property, plant and equipment	2,641,042	2,601,532	(39,509)
Intangible fixed assets	77,024	69,853	(7,170)
Total fixed assets - telecommunications businesses	2,718,066	2,671,386	(46,680)
Investments and other assets
Other investments and assets	154,493	156,699	2,206
Allowance for doubtful accounts	(352)	(285)	66
Total investments and other assets	154,140	156,413	2,272
Total fixed assets	2,872,207	2,827,799	(44,407)

Current assets:
Cash and bank deposits	103,362	14,341	(89,020)
Notes receivable	19	15	(3)
Accounts receivable, trade	291,480	207,103	(84,376)
Supplies	35,212	34,321	(891)
Other current assets	44,965	150,304	105,338
Allowance for doubtful accounts	(2,840)	(1,285)	1,554
Total current assets	472,199	404,800	(67,399)

TOTAL ASSETS	3,344,407	3,232,600	(111,807)

	(Millions of yen)
	March 31, 2012	December 31, 2012		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	960,947	892,507		(68,440)
Liability for employees’ retirement benefits	224,695	225,826		1,131
Reserve for point services	5,093	6,061		967
Reserve for unused telephone cards	13,480	12,359		(1,120)
Asset retirement obligations	305	308		3
Other long-term liabilities	13,636	11,191		(2,444)
Total long-term liabilities	1,218,158	1,148,255		(69,902)
Current liabilities:
Current portion of long-term borrowings from parent company	133,151	201,364		68,212
Accounts payable, trade	74,124	46,397		(27,726)
Short-term borrowings	30,000	25,000		(5,000)
Accrued taxes on income	838	761	*	(76)
Asset retirement obligations	39	—		(39)
Other current liabilities	367,111	299,139		(67,972)
Total current liabilities	605,265	572,662		(32,602)

TOTAL LIABILITIES	1,823,423	1,720,918		(102,505)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000		—
Capital surplus	1,170,054	1,170,054		—
Earned surplus	38,905	29,621		(9,283)
Total shareholders’ equity	1,520,959	1,511,675		(9,283)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	24	6		(17)
Total unrealized gains (losses), translation adjustments, and others	24	6		(17)

TOTAL NET ASSETS	1,520,983	1,511,682		(9,301)

TOTAL LIABILITIES AND NET ASSETS	3,344,407	3,232,600		(111,807)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2011		Nine months ended December 31, 2012		Increase (Decrease)	Year ended March 31, 2012
Telecommunications businesses:
Operating revenues	1,154,319		1,114,541		(39,778)	1,537,887
Operating expenses	1,126,833		1,103,516		(23,317)	1,508,068
Operating income from telecommunications businesses	27,485		11,024		(16,460)	29,819

Supplementary businesses:
Operating revenues	93,355		94,049		693	138,460
Operating expenses	89,019		86,784		(2,235)	131,236
Operating income from supplementary businesses	4,336		7,264		2,928	7,223
Operating income	31,821		18,289		(13,532)	37,043

Non-operating revenues:
Interest income	4		6		1	8
Dividends received	1,159		857		(302)	1,160
Lease and rental income	29,104		27,895		(1,209)	38,660
Miscellaneous income	2,142		4,078		1,935	4,826
Total non-operating revenues	32,411		32,837		425	44,656

Non-operating expenses:
Interest expenses	11,903		11,350		(553)	15,732
Lease and rental expenses	11,608		12,558		949	17,032
Miscellaneous expenses	588		440		(148)	6,572
Total non-operating expenses	24,101		24,348		247	39,337
Recurring profit	40,132		26,778		(13,354)	42,361
Income before income taxes	40,132		26,778		(13,354)	42,361
Income taxes	21,727	*	4,862	*	(16,865)	21,867
Net income	18,404		21,916		3,511	20,493

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2012
Voice transmission services revenues (excluding IP services revenues)	491,891	441,369	(50,522)	(10.3)	646,816
Monthly charge revenues*	347,104	315,703	(31,400)	(9.0)	457,610
Call rates revenues*	39,393	33,711	(5,681)	(14.4)	51,162
Interconnection call revenues*	69,113	61,691	(7,422)	(10.7)	90,242
IP services revenues	468,306	493,881	25,574	5.5	629,402
Leased circuit services revenues (excluding IP services revenues)	94,057	84,571	(9,486)	(10.1)	125,491
Telegram services revenues	15,060	13,733	(1,327)	(8.8)	20,282
Other telecommunications services revenues	85,002	80,985	(4,016)	(4.7)	115,894

Telecommunications total revenues	1,154,319	1,114,541	(39,778)	(3.4)	1,537,887

Supplementary business total revenues	93,355	94,049	693	0.7	138,460

Total operating revenues	1,247,675	1,208,590	(39,085)	(3.1)	1,676,348

*	Partial listing only.

February 6, 2013

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Nine Months Ended December 31, 2012

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the nine months ended December 31, 2012. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Financial Results of NTT Communications Group

#    #    #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including leading global tier-1 IP network, Arcstar Universal One™ VPN network reaching over 150 countries, and over 140 secure data centers. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

Further information: www.ntt.com | www.twitter.com/nttcom | www.facebook.com/nttcomtv

For more information

(Mr.) Masaya Okazaki or (Mr.) Masato Uchiyama

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2012	December 31, 2012	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	146,728	145,571	(1,156)
Antenna facilities	1,569	1,507	(61)
Terminal equipment	929	813	(115)
Local line facilities	836	822	(14)
Long-distance line facilities	7,497	7,119	(378)
Engineering facilities	54,861	54,020	(841)
Submarine line facilities	8,974	18,536	9,561
Buildings	127,910	128,186	276
Construction in progress	30,479	17,926	(12,553)
Other	89,883	79,146	(10,736)
Total property, plant and equipment	469,671	453,651	(16,020)
Intangible fixed assets	84,055	79,584	(4,471)
Total fixed assets - telecommunications businesses	553,727	533,235	(20,491)
Investments and other assets
Investment securities	118,969	130,840	11,870
Investments in subsidiaries and affiliated companies	178,550	197,074	18,523
Other investments and assets	55,751	52,961	(2,790)
Allowance for doubtful accounts	(219)	(228)	(9)
Total investments and other assets	353,053	380,648	27,595
Total fixed assets	906,780	913,884	7,103

Current assets:
Cash and bank deposits	23,863	9,807	(14,056)
Notes receivable	446	103	(343)
Accounts receivable, trade	192,630	170,705	(21,924)
Supplies	9,424	10,051	627
Other current assets	71,439	69,791	(1,648)
Allowance for doubtful accounts	(2,294)	(2,148)	146
Total current assets	295,509	258,310	(37,199)

TOTAL ASSETS	1,202,290	1,172,194	(30,095)

	(Millions of yen)
	March 31, 2012	December 31, 2012		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	63,666	61,760		(1,906)
Liability for employees’ retirement benefits	82,533	85,958		3,425
Reserve for point services	3,957	3,899		(58)
Reserve for unused telephone cards	5,964	5,469		(495)
Asset retirement obligations	669	597		(71)
Other long-term liabilities	15,638	13,552		(2,085)
Total long-term liabilities	172,430	171,237		(1,192)
Current liabilities:
Current portion of long-term borrowings from parent company	43,643	3,614		(40,028)
Accounts payable, trade	26,063	20,716		(5,346)
Accounts payable, other	173,342	138,732		(34,609)
Accrued taxes on income	9,533	10,724	*	1,190
Allowance for losses on construction	105	84		(21)
Allowance for loss on disaster	506	432		(73)
Asset retirement obligations	—	121		121
Other current liabilities	31,951	31,631		(319)
Total current liabilities	285,145	206,057		(79,087)

TOTAL LIABILITIES	457,575	377,295		(80,280)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763		—
Capital surplus	131,615	131,615		—
Earned surplus	356,324	397,242		40,917
Total shareholders’ equity	699,703	740,621		40,917
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	45,010	54,278		9,267
Total unrealized gains (losses), translation adjustments, and others	45,010	54,278		9,267

TOTAL NET ASSETS	744,714	794,899		50,184

TOTAL LIABILITIES AND NET ASSETS	1,202,290	1,172,194		(30,095)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2011		Nine months ended December 31, 2012		Increase (Decrease)	Year ended March 31, 2012
Telecommunications businesses:
Operating revenues	616,720		585,491		(31,228)	817,556
Operating expenses	535,077		495,278		(39,798)	710,400
Operating income from telecommunications businesses	81,643		90,212		8,569	107,156

Supplementary businesses:
Operating revenues	111,871		114,272		2,401	163,464
Operating expenses	112,718		110,578		(2,140)	164,872
Operating income (losses) from supplementary businesses	(847)		3,694		4,541	(1,407)
Operating income	80,796		93,907		13,111	105,748

Non-operating revenues:
Interest income	52		156		104	97
Dividends received	8,832		7,354		(1,477)	9,033
Lease and rental income	9,805		9,569		(235)	13,021
Miscellaneous income	1,160		2,329		1,168	1,562
Total non-operating revenues	19,851		19,410		(440)	23,715

Non-operating expenses:
Interest expenses	1,711		1,300		(411)	2,196
Lease and rental expenses	5,577		4,952		(624)	7,546
Miscellaneous expenses	328		1,368		1,040	726
Total non-operating expenses	7,617		7,621		4	10,469
Recurring profit	93,030		105,696		12,665	118,994
Special profits	3,728		8,394		4,665	3,728
Special losses	—		—		—	9,599
Income before income taxes	96,759		114,090		17,331	113,123
Income taxes	44,171	*	42,642	*	(1,529)	54,820
Net income	52,587		71,448		18,860	58,303

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2012
Voice transmission services revenues (excluding IP services revenues)	245,593	224,647	(20,945)	(8.5)	324,268
IP services revenues	281,437	278,651	(2,786)	(1.0)	374,420
Open computer network services revenues*	119,409	116,883	(2,525)	(2.1)	158,804
IP-Virtual private network services revenues*	52,302	51,490	(811)	(1.6)	69,580
Wide-Area Ethernet services revenues*	40,598	39,891	(707)	(1.7)	54,094
Data communications revenues (excluding IP services revenues)	59,692	51,567	(8,125)	(13.6)	78,332
Leased circuit services revenues*	42,967	38,412	(4,555)	(10.6)	56,708
Solution services revenues	123,073	124,852	1,779	1.4	179,729
Others	18,795	20,045	1,249	6.7	24,271

Total operating revenues	728,591	699,764	(28,827)	(4.0)	981,021

*	Partial listing only

IV. Financial Results of NTT Communications Group

	(Millions of yen)
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	893,417	881,457	(11,960)	(1.3)
Operating expenses	809,946	783,442	(26,504)	(3.3)
Operating income	83,471	98,015	14,544	17.4

February 6, 2013

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Nine Months Ended December 31, 2012

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2012	B As of Jun. 30, 2012	C As of Sept. 30, 2012	D As of Dec. 31, 2012			E As of Mar. 31, 2013 (Forecast)
				F				G
					Change	Progress		Change
					D-A	F/G		E-A
Telephone Subscriber Lines	27,521	26,872	26,284	25,681	(1,841)	72.3%	24,977	(2,544)
NTT East	13,554	13,229	12,932	12,621	(933)	73.1%	12,277	(1,277)
NTT West	13,968	13,643	13,352	13,060	(908)	71.6%	12,701	(1,267)
INS-Net	4,150	4,036	3,928	3,828	(322)	79.4%	3,744	(406)
NTT East	2,142	2,082	2,023	1,969	(173)	77.4%	1,919	(223)
NTT West	2,008	1,953	1,905	1,859	(150)	81.9%	1,825	(183)
Telephone Subscriber Lines + INS-Net	31,672	30,907	30,212	29,509	(2,163)	73.3%	28,722	(2,950)
NTT East	15,695	15,311	14,955	14,590	(1,105)	73.7%	14,195	(1,500)
NTT West	15,976	15,596	15,257	14,919	(1,057)	72.9%	14,526	(1,450)
Public Telephones	231,038	226,644	220,596	215,015	(16,023)	68.2%	207,556	(23,482)
NTT East	110,242	108,473	105,434	102,936	(7,306)	66.4%	99,242	(11,000)
NTT West	120,796	118,171	115,162	112,079	(8,717)	69.8%	108,314	(12,482)
FLET’S ISDN	152	145	138	133	(19)	53.5%	116	(36)
NTT East	71	68	64	61	(10)	51.6%	51	(20)
NTT West	81	77	74	72	(9)	55.9%	65	(16)
FLET’S ADSL	2,322	2,206	2,098	1,968	(354)	78.7%	1,872	(450)
NTT East	1,135	1,069	1,010	928	(207)	82.7%	885	(250)
NTT West	1,187	1,137	1,089	1,040	(147)	73.7%	987	(200)
FLET’S Hikari	16,564	16,872	17,020	17,162	598	46.0%	17,864	1,300
NTT East	9,353	9,517	9,578	9,654	301	46.3%	10,003	650
NTT West	7,211	7,354	7,441	7,508	297	45.6%	7,861	650
FLET’S Hikari Next*	7,106	7,703	8,207	8,723	1,617	60.6%	9,776	2,670
NTT East	4,275	4,573	4,800	5,037	762	60.0%	5,545	1,270
NTT West	2,831	3,130	3,407	3,686	855	61.0%	4,231	1,400
FLET’S Hikari Light*	297	412	512	596	299	63.6%	767	470
NTT East	261	322	373	411	151	55.8%	531	270
NTT West	36	90	140	184	148	74.2%	236	200
Hikari Denwa	13,900	14,252	14,557	14,852	951	63.4%	15,400	1,500
NTT East	7,402	7,577	7,731	7,896	494	61.7%	8,202	800
NTT West	6,498	6,674	6,826	6,955	458	65.4%	7,198	700
Conventional Leased Circuit Services	269	265	263	260	(9)	137.4%	262	(6)
NTT East	134	132	131	129	(5)	230.2%	132	(2)
NTT West	135	133	132	131	(4)	95.2%	130	(5)
High Speed Digital Services	158	155	154	153	(6)	36.6%	143	(16)
NTT East	84	82	82	81	(4)	89.8%	80	(4)
NTT West	74	73	72	72	(2)	18.6%	62	(12)
NTT Group Major ISPs	11,882	11,890	11,841	11,736	(147)	120.9%	11,761	(121)
OCN*	8,437	8,448	8,408	8,319	(118)	90.4%	8,306	(131)
Plala*	3,122	3,120	3,109	3,089	(33)	—	3,122	(0)
Hikari TV	2,004	2,122	2,235	2,330	326	59.7%	2,550	546
FLET’S TV Transmission Services	861	898	933	967	106	59.9%	1,038	177
NTT East	642	661	679	696	54	67.4%	722	80
NTT West	219	237	255	271	52	53.8%	316	97
Mobile	60,129	60,396	60,787	60,988	859	42.7%	62,140	2,009
FOMA	57,905	57,079	54,588	52,310	(5,595)	74.8%	50,420	(7,484)
Xi	2,225	3,317	6,198	8,678	6,453	68.0%	11,720	9,492
i-mode	42,321	40,336	37,356	34,909	(7,413)	78.8%	32,920	(9,404)
sp-mode	9,586	11,469	14,289	16,193	6,607	70.2%	19,000	9,416

Notes :	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (“INS-Net 64 Lite Plan” is included).

	(3)	Number of “FLET’S Hikari” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

	(4)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(5)	Number of communication module service subscribers is included in the number of Mobile and “FOMA” subscribers.

	(6)	Effective Mar. 3, 2008, “FOMA” services subscriptions became mandatory for subscription to “2 in1” services. Such “FOMA” services subscriptions to “2 in1” services are included in the above numbers of Mobile phone service subscriptions and “FOMA” service subscriptions.

	(7)	Forecasts for the year ending March 31, 2013 have not been changed from those announced in the financial results for the six months ended September 30, 2012.

* Partial listing only

2.	Number of Employees

	(Person)
	A As of Dec. 31, 2011	B As of Dec. 31, 2012		C As of Mar. 31, 2013 (Forecast)(1)(3)
			Change
			B-A
NTT Consolidated	234,650	237,000	2,350	226,200
Core Group Companies
NTT (Holding Company)	2,950	2,950	0	2,900
NTT East	6,050	5,950	(100)	5,700
NTT West	5,400	5,200	(200)	5,050
NTT Communications	8,100	7,700	(400)	6,850
NTT DATA (Consolidated)	57,700	62,300	4,600	62,150
NTT DOCOMO (Consolidated)	23,700	24,500	800	24,250
(Reference) Outsourcing Companies(2)
East Outsourcing Companies	36,150	33,650	(2,500)	30,400
West Outsourcing Companies	37,650	33,550	(4,100)	30,300

Notes :	(1)	Figures do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year.

	(2)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year, as described below:

—As of Mar. 31, 2013 (Forecast): (East Outsourcing Companies: 1,300 employees; West Outsourcing Companies: 1,500 employees)

	(3)	Forecasts for the year ending March 31, 2013 have not been changed from those announced in the financial results for the six months ended September 30, 2012.

	(4)	The figure for the number of employees “As of Mar. 31, 2013 (Forecast)” for “East Outsourcing Companies” was stated incorrectly in NTT’s quarterly announcement of financial results filed with the SEC on November 8, 2012. The figure has been corrected in this filing.

3.	Capital Investment

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2011	B Nine Months Ended Dec. 31, 2012			C Year Ending Mar. 31, 2013 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	1,285.8	1,342.2	56.4	68.8%	1,950.0
Core Group Companies
NTT (Holding Company)	18.3	21.2	2.9	64.5%	33.0
NTT East	249.7	249.5	(0.1)	64.0%	390.0
NTT West	243.3	245.4	2.1	68.2%	360.0
NTT Communications	79.6	64.7	(14.9)	58.9%	110.0
NTT DATA (Consolidated)	95.3	82.9	(12.4)	62.4%	133.0
NTT DOCOMO (Consolidated)	501.3	540.4	39.1	72.2%	749.0

Note :	Forecasts for the year ending March 31, 2013 have not been changed from those announced in the financial results for the six months ended September 30, 2012.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2011	B Nine Months Ended Dec. 31, 2012			C Year Ending Mar. 31, 2013 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	7,783.7	7,921.7	138.1	73.3%	10,810.0
Fixed Voice Related Services	1,470.0	1,333.8	(136.2)	—	—
Mobile Voice Related Services	1,424.6	1,283.8	(140.8)	—	—
IP/Packet Communications Services	2,682.2	2,837.6	155.4	—	—
Sales of Telecommunications Equipment	412.7	644.7	232.0	—	—
System Integration	1,277.8	1,287.5	9.7	—	—
Other	516.5	534.3	17.9	—	—
Operating Expenses	6,774.2	6,928.5	154.2	72.1%	9,610.0
Cost of Services (exclusive of items shown separately below)	1,772.0	1,811.1	39.1	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	542.5	649.3	106.7	—	—
Cost of System Integration (exclusive of items shown separately below)	867.5	873.0	5.5	—	—
Depreciation and Amortization	1,412.5	1,408.9	(3.6)	—	—
Impairment Loss	0.1	0.8	0.7	—	—
Selling, General and Administrative Expenses	2,179.5	2,185.4	6.0	—	—
Write-Down of Goodwill and Other Intangible Assets	—	—	—	—	—
Operating Income	1,009.4	993.2	(16.2)	82.8%	1,200.0
Income Before Income Taxes	1,010.9	985.7	(25.2)	84.2%	1,170.0
Net Income Attributable to NTT	359.2	447.3	88.1	84.4%	530.0
(Ref.) Details of “Cost of Services”, “Cost of Equipment Sold”, “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	1,583.2	1,581.3	(1.9)	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	3,525.5	3,663.8	138.3	—	—
Loss on Disposal of Property, Plant and Equipment	86.9	107.0	20.1	—	—
Other Expenses	166.0	166.7	0.7	—	—
Total	5,361.6	5,518.8	157.2	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	370.1	390.4	20.2	90.2%	433.0
Operating Expenses	107.6	104.7	(2.9)	67.6%	155.0
Operating Income	262.4	285.6	23.1	102.7%	278.0
Non-Operating Revenues	31.2	28.5	(2.6)	71.3%	40.0
Non-Operating Expenses	32.9	32.1	(0.7)	74.7%	43.0
Recurring Profit	260.7	282.0	21.2	102.6%	275.0
Net Income	258.4	280.9	22.5	101.4%	277.0

Note:	Forecasts for the year ending March 31, 2013 have not been changed from those announced in the financial results for the six months ended September 30, 2012.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2011	B Nine Months Ended Dec. 31, 2012			C Year Ending Mar. 31, 2013 (Forecast)(3)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	1,379.8	1,364.6	(15.2)	73.4%	1,858.0
Voice Transmission Services (excluding IP)(1)	497.8	441.3	(56.4)	76.2%	579.0
IP Services(2)	577.7	624.1	46.4	73.2%	853.0
Leased Circuit (excluding IP)	102.5	92.5	(10.0)	73.5%	126.0
Telegraph	12.6	11.9	(0.7)	74.7%	16.0
Other	98.1	99.7	1.6	68.5%	284.0
Supplementary Business	90.9	94.7	3.8
Operating Expenses	1,333.0	1,303.6	(29.4)	72.7%	1,793.0
Personnel	82.7	81.6	(1.1)	73.5%	111.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	875.0	853.2	(21.7)	71.9%	1,187.0
Depreciation and Amortization	291.5	288.3	(3.1)	76.1%	379.0
Loss on Disposal of Property, Plant and Equipment	29.3	26.8	(2.5)	63.8%	42.0
Taxes and Public Dues	54.4	53.5	(0.8)	72.3%	74.0
Operating Income	46.7	60.9	14.2	93.8%	65.0
Non-Operating Revenues	39.2	42.4	3.2	80.1%	53.0
Non-Operating Expenses	22.9	22.3	(0.5)	67.8%	33.0
Recurring Profit	63.0	81.0	17.9	95.3%	85.0
Net Income	22.3	52.2	29.9	104.6%	50.0
NTT West (JPN GAAP)
Operating Revenues	1,247.6	1,208.5	(39.0)	73.5%	1,645.0
Voice Transmission Services (excluding IP)(1)	491.8	441.3	(50.5)	76.0%	581.0
IP Services(2)	468.3	493.8	25.5	73.7%	670.0
Leased Circuit (excluding IP)	94.0	84.5	(9.4)	76.2%	111.0
Telegraph	15.0	13.7	(1.3)	76.3%	18.0
Other	85.0	80.9	(4.0)	66.1%	265.0
Supplementary Business	93.3	94.0	0.6
Operating Expenses	1,215.8	1,190.3	(25.5)	74.2%	1,605.0
Personnel	78.3	78.8	0.5	72.4%	109.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	788.2	766.8	(21.4)	73.4%	1,045.0
Depreciation and Amortization	270.1	264.6	(5.5)	76.9%	344.0
Loss on Disposal of Property, Plant and Equipment	28.5	30.3	1.7	75.9%	40.0
Taxes and Public Dues	50.5	49.5	(0.9)	74.0%	67.0

Operating Income	31.8	18.2	(13.5)	45.7%	40.0
Non-Operating Revenues	32.4	32.8	0.4	74.6%	44.0
Non-Operating Expenses	24.1	24.3	0.2	71.6%	34.0
Recurring Profit	40.1	26.7	(13.3)	53.6%	50.0
Net Income	18.4	21.9	3.5	54.8%	40.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the nine months ended Dec. 31, 2012 include monthly charges, call charges and interconnection charges of 317.3 billion yen, 36.8 billion yen and 55.6 billion yen for NTT East, and 315.7 billion yen, 33.7 billion yen and 61.6 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the nine months ended Dec. 31, 2012 include “FLET’S Hikari” and “Hikari Denwa” charges (including monthly charges, call charges and connection device charges) of 362.9 billion yen and 123.3 billion yen for NTT East, and 280.9 billion yen and 102.7 billion yen for NTT West, respectively.

—      “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

	(3)	Forecasts for the year ending March 31, 2013 have not been changed from those announced in the financial results for the six months ended September 30, 2012.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2011	B Nine Months Ended Dec. 31, 2012			C Year Ending Mar. 31, 2013 (Forecast)(4)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	728.5	699.7	(28.8)	73.3%	955.0
Voice Transmission Services (excluding IP)(1)	245.5	224.6	(20.9)	76.2%	295.0
IP Services(1)	281.4	278.6	(2.7)	74.3%	375.0
Data Transmission Services (excluding IP)(1)	59.6	51.5	(8.1)	79.3%	65.0
Leased Circuit*(1)	42.9	38.4	(4.5)	80.0%	48.0
Solutions Business	123.0	124.8	1.7	64.0%	195.0
Other	18.7	20.0	1.2	80.2%	25.0
Operating Expenses	647.7	605.8	(41.9)	70.9%	855.0
Personnel	68.4	67.4	(1.0)	74.9%	90.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	310.2	282.0	(28.2)	70.2%	640.0
Communication Network Charges	181.7	167.2	(14.5)
Depreciation and Amortization	74.5	76.9	2.3	71.9%	107.0
Loss on Disposal of Property, Plant and Equipment	3.8	3.1	(0.6)	52.1%	6.0
Taxes and Public Dues	8.9	9.1	0.1	76.3%	12.0
Operating Income	80.7	93.9	13.1	93.9%	100.0
Non-Operating Revenues	19.8	19.4	(0.4)	92.4%	21.0
Non-Operating Expenses	7.6	7.6	0.0	69.3%	11.0
Recurring Profit	93.0	105.6	12.6	96.1%	110.0
Net Income	52.5	71.4	18.8	106.6%	67.0
Dimension Data Consolidated (IFRS)
Operating Revenues	355.0	349.3	(5.7)	72.0%	485.0
Operating Expenses(2)	340.7	336.4	(4.3)	71.8%	468.5
Operating Income(3)	14.4	12.9	(1.4)	78.4%	16.5
Net Income Attributable to NTT	11.4	9.3	(2.1)	—	—

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the nine months ended Dec. 31, 2012 include revenues from telephone subscriber lines (116.0 billion yen). Operating Revenues from IP Services include revenues from OCN (116.8 billion yen), IP-VPN (51.4 billion yen) and Wide-area Ethernet (39.8 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (0.0 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (2.2 billion yen) and high-speed digital (15.1 billion yen).

	(2)	Operating Expenses include costs associated with the acquisition of Dimension Data by NTT.

	(3)	Operating Income under US GAAP is 5.5 billion yen.

	(4)	Forecasts for the year ending March 31, 2013 have not been changed from those announced in the financial results for the six months ended September 30, 2012.

	(5)	Since Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the nine months ended Sept. 30, 2012 are stated under “B. Nine Months Ended Dec. 31, 2012” and Dimension Data’s forecast for the twelve months ended December 31, 2012 is stated under “C. Year Ending Mar. 31, 2013 (Forecast).”

	(6)	Conversion Rate USD1.00 = JPY79.39

* Partial listing only

4.	Financial Results and Projections (NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2011	B Nine Months Ended Dec. 31, 2012			C Year Ending Mar. 31, 2013 (Forecast)(3)
			Change	Progress
			B-A	B/C
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	888.7	911.8	23.0	71.2%	1,280.0
Public & Financial IT Services	520.7	506.5	(14.2)	69.5%	729.0
Enterprise IT Services(1)	195.4	208.8	13.3	74.6%	280.0
Solutions & Technologies	113.8	120.1	6.2	73.3%	164.0
Global Business(2)	149.6	176.1	26.4	75.9%	232.0
Elimination or Corporate	(90.9)	(99.8)	(8.8)	79.9%	(125.0)
Cost of Sales	671.5	690.1	18.5	72.2%	956.0
Gross Profit	217.2	221.6	4.4	68.4%	324.0
Selling, General and Administrative Expenses	165.8	172.8	6.9	72.3%	239.0
Operating Income	51.3	48.8	(2.5)	57.5%	85.0
Non-Operating Income (Loss)	(4.1)	(4.0)	0.1	58.1%	(7.0)
Recurring Profit	47.1	44.7	(2.3)	57.4%	78.0
Net Income	16.3	22.0	5.6	58.0%	38.0
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	3,174.2	3,370.8	196.6	74.6%	4,520.0
Wireless Services	2,819.2	2,787.1	(32.1)	74.5%	3,741.0
Mobile Services	2,559.4	2,458.3	(101.1)	75.5%	3,254.0
Voice	1,187.8	981.4	(206.4)	79.3%	1,238.0
Packet Communications	1,371.7	1,476.9	105.3	73.3%	2,016.0
Other revenues	259.8	328.9	69.1	67.5%	487.0
Equipment sales	354.9	583.7	228.7	74.9%	779.0
Operating Expenses	2,430.4	2,668.6	238.2	72.1%	3,700.0
Personnel	204.3	208.9	4.7	73.6%	284.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	1,493.5	1,726.5	233.0	71.8%	2,406.0
Depreciation and Amortization	488.6	500.5	11.9	71.8%	697.0
Loss on Disposal of Property, Plant and Equipment	21.0	39.8	18.8	67.5%	59.0
Communication Network Charges	193.8	163.7	(30.0)	75.8%	216.0
Taxes and Public Dues	29.2	29.1	(0.2)	76.5%	38.0
Operating Income	743.8	702.2	(41.6)	85.6%	820.0
Non-Operating Income (Loss)	0.3	(3.0)	(3.3)	49.3%	(6.0)
Income Before Income Taxes	744.1	699.2	(44.9)	85.9%	814.0
Net Income Attributable to NTT DOCOMO	394.6	416.5	21.9	82.1%	507.0

Notes:	(1)	“Global IT Sevices” changed its name to “Enterprise IT Services” at the beginning of the fiscal year ending March 31, 2013.

	(2)	Beginning with the three months ended September 30, 2012, the three previously reported segments of “Public & Financial IT Services,” “Enterprise IT Services” and “Solutions and Technologies” have been changed to the four reported segments of “Public & Financial IT Services,” “Enterprise IT Services,” “Solutions and Technologies” and “Global Business.” In addition, the segment information disclosed for the nine months ended December 31, 2011 has been adjusted based on the revised segment structure.

	(3)	Forecasts for the year ending March 31, 2013 have not been changed from those announced in the financial results for the six months ended September 30, 2012.

	(4)	The figures for “Non-Operating Income (Loss)” and “Income Before Income Taxes” of “NTT DOCOMO Consolidated (US GAAP)” for “Year Ending Mar. 31, 2013 (Forecast)” were stated incorrectly in NTT’s quarterly announcement of financial results filed with the SEC on November 8, 2012. The figures have been corrected in this filing.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, “INS-NET” and “FLET’S Hikari,” by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (“FOMA”) services and revenues from Mobile (“Xi”) services (i.e., basic monthly charges, voice/packet communication charges and revenues from providing services incidental to “FOMA” and “Xi” services), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2012 (From Apr. to Jun., 2012)	Three Months Ended Sept. 30, 2012 (From Jul. to Sept., 2012)	Three Months Ended Dec. 31, 2012 (From Oct. to Dec., 2012)	Nine Months Ended Dec. 31, 2011 (From Apr. to Dec., 2011)	Nine Months Ended Dec. 31, 2012 (From Apr. to Dec., 2012)	Year Ended Mar. 31, 2012	Year Ending Mar. 31, 2013 (forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,820	2,810	2,820	2,870	2,810	2,860	2,810
Telephone Subscriber Lines ARPU	2,460	2,460	2,460	2,510	2,460	2,500	2,450
INS-NET Subscriber Lines ARPU	5,050	5,050	5,090	5,090	5,060	5,080	5,030
FLET’S Hikari ARPU	5,880	5,870	5,840	5,890	5,860	5,900	5,800
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,730	2,730	2,740	2,770	2,730	2,760	2,720
Telephone Subscriber Lines ARPU	2,420	2,420	2,420	2,460	2,420	2,450	2,410
INS-NET Subscriber Lines ARPU	4,880	4,890	4,930	4,930	4,900	4,920	4,880
FLET’S Hikari ARPU	5,900	5,880	5,850	5,930	5,880	5,930	5,860
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+Xi)	4,930	4,870	4,850	5,200	4,890	5,140	4,850
Voice ARPU (FOMA+Xi)	1,900	1,810	1,710	2,270	1,800	2,200	1,710
Packet ARPU (FOMA+Xi)	2,660	2,670	2,720	2,580	2,690	2,590	2,740
Smart ARPU (FOMA+Xi)	370	390	420	350	400	350	400

Notes:	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.”

		•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

		•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

	(6)	The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

		•	Mobile Aggregate ARPU (“FOMA”+“Xi”) = Voice ARPU (“FOMA”+“Xi”) + Packet ARPU (“FOMA”+“Xi”) + Smart ARPU (“FOMA”+“Xi”).

			—	Our Voice ARPU (“FOMA”+“Xi”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “FOMA” and “Xi” services, and our Packet ARPU (“FOMA”+“Xi”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “FOMA” and “Xi” services and our Smart ARPU (“FOMA”+“Xi”) is based on operating revenues from providing services incidental to “FOMA” and “Xi” wireless communications services (content services related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

	(7)	We started to use the Smart ARPU metric during the three months ended September 30, 2012. As a result, Smart ARPU will now be included in Mobile Aggregate ARPU. In addition, the following amounts (content services related revenues) that were formerly included in Packet ARPU will now be reclassified as Smart ARPU: 90 yen out of Packet ARPU revenues for the three months ended June 30, 2011; 80 yen out of Packet ARPU revenues for the three months ended September 30, 2011; 90 yen out of Packet ARPU revenues for the three months ended December 31, 2011; 80 yen out of Packet ARPU revenues for the three months ended March 31, 2012; 90 yen out of Packet ARPU revenues for the nine months ended December 31, 2011; 80 yen out of Packet ARPU revenues for the twelve months ended March 31, 2012; and 90 yen out of Packet ARPU revenues for the three months ended June 30, 2012.

	(8)	“mova” services were terminated as of March 31, 2012. “mova” service subscriptions are included in the calculations of Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the nine months ended Dec. 31, 2011 and the year ended Mar. 31, 2012, but are not included in the calculations of Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the nine months ended Dec. 31, 2012 and the year ending Mar. 31, 2013 (Forecast).

	(9)	Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(10)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	Nine Months Results: Sum of number of active subscribers** for each month from Apr. to Dec.

			—	FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY Forecast: Sum of the sum of the actual number of active subscribers at the end of each month from Apr. to Sept. and the average expected active number of subscribers during the second half of the fiscal year ((number of subscribers at end of Sept. + number of expected subscribers at end of the following Mar.)/2)x6

	(11)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	Nine Months Results: Sum of number of active subscribers** for each month from Apr. to Dec.

			—	FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY Forecast: Sum of expected number of active subscribers** for each month from Apr. to Mar.

	(12)	Forecasts for the year ending March 31, 2013 have not been changed from those announced in the financial results for the six months ended September 30, 2012.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2012	As of Dec. 31, 2012	As of Mar. 31, 2013 (Forecast)
Interest-Bearing Liabilities	4,274.0	4,322.6	4,000.0

Note :	Forecasts for the year ending March 31, 2013 have not been changed from those announced in the financial results for the six months ended September 30, 2012.

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2012	Nine Months Ended Dec. 31, 2012	Year Ending Mar. 31, 2013 (Forecast)(1)
EBITDA	3,219.1 billion yen	2,460.8 billion yen	3,190.0 billion yen
EBITDA Margin	30.6%	31.1%	29.5%
Operating FCF	1,272.5 billion yen	1,118.6 billion yen	1,240.0 billion yen
ROCE	5.8%	—	6.1%

Notes :	(1)	Forecasts for the year ending March 31, 2013 have not been changed from those announced in the financial results for the six months ended September 30, 2012.

	(2)	Reconciliation of Indices are as follows.

8.	Reconciliation of Financial Indices (Consolidated)

		Year Ended Mar. 31, 2012	Nine Months Ended Dec. 31, 2012	Year Ending Mar. 31, 2013 (Forecast)
EBITDA (a+b)		3,219.1 billion yen	2,460.8 billion yen	3,190.0 billion yen
a	Operating Income	1,223.0 billion yen	993.2 billion yen	1,200.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,996.2 billion yen	1,467.5 billion yen	1,990.0 billion yen
EBITDA Margin [(c/d)X100]		30.6%	31.1%	29.5%
a	Operating Income	1,223.0 billion yen	993.2 billion yen	1,200.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,996.2 billion yen	1,467.5 billion yen	1,990.0 billion yen
c	EBITDA (a+b)	3,219.1 billion yen	2,460.8 billion yen	3,190.0 billion yen
d	Operating Revenues	10,507.4 billion yen	7,921.7 billion yen	10,810.0 billion yen
Operating FCF [(c-d)]		1,272.5 billion yen	1,118.6 billion yen	1,240.0 billion yen
a	Operating Income	1,223.0 billion yen	993.2 billion yen	1,200.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,996.2 billion yen	1,467.5 billion yen	1,990.0 billion yen
c	EBITDA (a+b)	3,219.1 billion yen	2,460.8 billion yen	3,190.0 billion yen
d	Capital Investment	1,946.6 billion yen	1,342.2 billion yen	1,950.0 billion yen
ROCE [(b/c)X100]		5.8%	—	6.1%
a	Operating Income	1,223.0 billion yen	—	1,200.0 billion yen
	(Normal Statutory Tax Rate)	41%	—	38%
b	Operating Income X (1 - Normal Statutory Tax Rate)	722.5 billion yen	—	740.9 billion yen
c	Operating Capital Employed	12,365.4 billion yen	—	12,117.8 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Acquisition of Intangible Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2012	Nine Months Ended Dec. 31, 2012
Payments for Property, Plant and Equipment	1,395.1	1,165.4
Payments for Acquisition of Intangible Assets	458.2	326.6
Total	1,853.3	1,492.0
Difference from Capital Investment	(93.3)	149.8